Piedmont Natural Gas
2001 Annual Report

1 9 5 1 ~ 2 0 0 1


NATURAL GAS
WITH THE
BLUE FLAME
IS YOUR
BIGGEST
BARGAIN
Piedmont
Natural Gas
Company
PIEDMONT NATURAL GAS

On the cover, and on the inside back cover, is an archive photo of the Company's first corporate office building at 523 South Tryon Street in Charlotte.

Piedmont Natural Gas

Contents

Piedmont Natural Gas Company, Inc. and Subsidiaries

Financial Highlights

In thousands except per share amounts, degree days and customer additions	2001	2000*	Percent Change
Earnings and Dividends			
Net Income	**$ 65,485**	$ 64,031	2.3%
Earnings Per Share of Common Stock:			
Basic	**$ 2.03**	$ 2.03	—
Diluted	**$ 2.02**	$ 2.01	.5%
Dividends Per Share	**$ 1.52**	$ 1.44	5.6%
Margin, Revenues and Volumes			
Margin (Revenues less Cost of Gas)	**$ 337,978**	$ 318,331	6.2%
Operating Revenues	**$ 1,107,856**	$ 830,377	33.4%
Gas Volumes — Dekatherms:			
Sales	**90,349**	98,978	(8.7%)
Transportation	**42,836**	32,021	33.8%
For Power Generation	**1,169**	4,081	(71.4%)
Total System Throughput	**134,354**	135,080	(.5%)
Secondary Market Sales	**29,545**	21,072	40.2%
Degree Days — System Average	**3,821**	3,097	23.4%
Construction and Customer Additions			
Utility Construction Expenditures	**$ 90,212**	$ 108,650	(17.0%)
Gross Customer Additions	**30,400**	34,800	(12.6%)
Net Utility Plant — Year End	**$ 1,114,699**	$ 1,071,007	4.1%
Common Stock			
Book Value Per Share — Year End	**$ 17.26**	$ 16.52	4.5%
Average Shares of Common Stock:			
Basic	**32,183**	31,600	1.8%
Diluted	**32,420**	31,779	2.0%

* *The results for 2000 were impacted by the contribution of substantially all of Piedmont Propane Company's assets in exchange for a partnership interest in Heritage Propane Partners, L.P. This transaction resulted in $5.1 million in net income, or earnings per share of $.16.*


The Modern Fuel
For Home & Industry
PIEDMONT NATURAL GAS COMPANY

Throughout this year's Annual Report you will see the faces of current and former Piedmont Natural Gas employees and customers we are honored to serve. It is to these individuals and thousands like them that we dedicate the 2001 Annual Report, and pledge to use "The Energy Within" not just as a slogan, but as inspiration to reach ever greater success beyond our first half century of service.



The Company

Piedmont Natural Gas is an energy and services company primarily engaged in the distribution of natural gas to 710,000 residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee. The Charlotte-based company is the second-largest natural gas utility in the Southeast. Piedmont is also invested in a number of non-utility, energy-related businesses including companies involved in unregulated retail natural gas and propane marketing, and interstate and intrastate natural gas storage and transportation.

Natural gas is a mixture of hydrocarbons, primarily methane, created naturally in the earth. A methane molecule is shown at right next to a 1958 photo of Piedmont's Board of Directors.




the energy within



Ware F. Schiefer
President and Chief Executive Officer



David J. Dzuricky
Senior Vice President and Chief Financial Officer



Ray B. Killough
Senior Vice President Operations



Thomas E. Skains
Senior Vice President Marketing and Supply Services

Basic Earnings Per Share



$2.20
$2.10
$2.00
$1.80
$1.70
$1.60
97
98
99
00
01

To Our Shareholders

his past May, the Company marked with pride its 50th year of business as a premier natural gas distributor. Piedmont Natural Gas was formed in 1951 through the purchase of Duke Power Company's gas properties by a group of forward-looking businessmen in Spartanburg, South Carolina. These investors foresaw the demand for natural gas that would be generated by the construction of a new interstate pipeline that would bring natural gas from the Gulf Coast through the Carolinas. It is unlikely that the founders could have imagined the growth and success Piedmont would achieve in its first 50 years.

Beginning operations in 1951 with a customer base of 33,983 and 360 employees, and a first-year net loss of $749,000, the Company has grown to be the second-largest natural gas distributor in the Southeast, serving 710,000 customers with $1.6 billion invested in utility plant. During its 50th year, the Company earned a record margin of $338 million that produced net income of $65 million. Many financial milestones have been achieved over the years, and the Company is proud of having increased dividends to shareholders for 23 consecutive years.

Piedmont is first and foremost a southeastern natural gas utility, whose service territory's growth characteristics are the envy of our industry. The attractive nature of our service areas will continue to draw people seeking a high quality of life. The Company is intent on continuing to add value to the areas we serve by offering safe and reliable natural gas utility service at a reasonable price. We are fully committed to our utility operations, which will remain our core business.

Our 50th year was one of Piedmont's most challenging, ushered in by record-high wholesale gas prices that put tremendous pressure on the ability of many customers to pay their gas bills. Early in the year, the Company began an extensive consumer education program in an attempt to forewarn our customers about higher winter gas prices. Also during the year, we instituted new payment options to assist customers in dealing with their higher gas bills, and we increased our contributions to nonprofit organizations that help low-income customers with their energy bill payments.

Record-cold weather in November and December only made matters worse for our customers, many of whom then reacted to the higher gas bills by reducing their gas consumption. However, recent customer research gives every indication that natural gas is still the energy of choice for existing and future homes and businesses.

The slowing economy has somewhat reduced overall customer growth. In spite of the downturn, new home construction remained strong in our service area and customer additions grew at a healthy rate of 4.4%, about three times the national average for natural gas utilities.

The continued growth of our core utility operations affords us the ability to both enhance our utility services and expand our investments in non-utility opportunities. Piedmont has consciously and proactively sought to leverage its growth for the benefit of customers and investors. We have been diligent about investing in these new endeavors only where we already have the necessary skills to manage them.

Contributing significantly to utility margin were the Company's activities in the secondary energy market. These wholesale marketing activities resulted in $7.3 million of margin while contributing $18.1 million in gas cost savings to the benefit of our customers.

The Company's non-utility activities continue to grow, contributing $9.8 million to net income in 2001, or 15% of total net income. This compares with $11.5 million in 2000, which includes a one-time gain of $5.1 million on the propane business transaction discussed in last year's report.

Through a subsidiary, the Company's SouthStar joint venture holds a 39% market share in Georgia's deregulated retail gas market, and was the largest non-utility contributor to earnings for the year. SouthStar, doing business as Georgia Natural Gas Services, accounted for $5.2 million of Piedmont's net income, more than three times its 2000 contribution. While there has been an expected learning curve in Georgia as that state adapts to retail gas deregulation, SouthStar performed well and has profitably overcome the year's challenges.

In last year's report, we discussed the Company's investment as a general partner in Heritage Propane Partners, L.P. (NYSE: HPG). During the year, Heritage continued to grow its operations through a number of acquisitions. We expect this growth to continue.

The Company's participation as a partner in Pine Needle LNG Company and Cardinal Pipeline Company continues to contribute positive results. These two projects contributed $3.5 million to net income for the year.

Another milestone in our non-utility strategy was reached this year when Piedmont announced its investment in a joint venture with Dominion Resources. The Greenbrier Pipeline will be a $497 million, 263-mile pipeline connecting significant gas production and storage regions to the North Carolina and southeastern U.S. markets. The pipeline, to be regulated by the Federal Energy Regulatory Commission, will be owned 33% by Piedmont and 67% by Dominion Resources. The capacity of this line will help serve the growing needs of gas utilities in the Southeast and provide a source of supply to power generation projects that are planned for the region.

Dividends Paid Per Share


$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
97
98
99
00
01







Natural Gas Gross Customer Additions
In thousands


40
35
30
25
20
15
97
98
99
00
01






Utility Customers Per Employee



420
400
380
360
340
320
97
98
99
00
01

Net Utility Plant At October 31
In millions



$1,200
$1,140
$1,080
$1,020
$960
$900
97
98
99
00
01

The unprecedented gas price volatility experienced this past year had a profound impact on the entire natural gas industry. One positive outcome was a renewed call for a "National Energy Policy." Your company has strongly endorsed the need for such a policy for many years. Unfortunately, a national energy bill passed by the House of Representatives has, until recently, not been pursued in the Senate. With the current lower prices, the urgency that existed a year ago has waned. We are concerned that if a policy is not adopted soon, we may revert to the unstable energy condition that this country has experienced over the past 25 years — an unhealthy boom-bust cycle of energy production that creates unnecessary price and supply volatility for all energy consumers.

Last year's annual report theme, "The Energy Within," described the advertising campaign that was broadcast this past spring and again in the fall. "The Energy Within" refers to the benefits that natural gas energy creates within the lives of our customers, and to the enthusiasm, professionalism and pride that exist within our employees to get the job done for our customers and shareholders. It also depicts our commitment to making a difference in the quality of life within the communities we serve. Our goal is to provide outstanding natural gas service vital to their growth, while dedicating ourselves and our company to high levels of community involvement.

In every annual report of recent years we have discussed the dynamic and vibrant area we are fortunate enough to serve. We have not and will not take this good fortune for granted. We have a strong commitment to the communities we serve. We at Piedmont, like all Americans, were shocked by the events of September 11. The Company and its employees contributed generously to the Red Cross relief efforts. It should be noted that these same employees, immediately after contributing to this effort, also increased their United Way contributions by over 20%, contrary to the national trend. Such caring and involvement by our employees is another example of "The Energy Within" our company of which I am most proud.

During our 50-year history, we have evolved and adapted to meet the challenges of the times. Business challenges will always exist, and we will apply the imagination and innovation of our employees to take full advantage of the opportunities that change provides. Just as our founders could not have imagined what we would look like today — we cannot fully imagine what the next 50 years will bring. But being blessed with a solid foundation, a dynamically growing service area and employees who have "The Energy Within," we stand ready to continue to grow profitably and enhance the Company with which you have entrusted us.



Ware F. Schiefer
President and Chief Executive Officer
January 4, 2002


Piedmont Co. Takes Over
Duke's Gas Installations



1951 was the year a group of South Carolina businessmen took over Duke Power's gas installations to form Piedmont Natural Gas. What was to come was not for the faint at heart. The first Piedmont employees rolled up their sleeves and faced the future in a former Studebaker dealership on South Tryon Street in Charlotte, complete with Coca-Cola crate furniture, one telephone line, a leaky roof and no air conditioning. The 1960s brought steady growth, a tripling of the customer base and new corporate offices, and finished with a listing on the New York Stock Exchange. Just when business was thriving, nationwide gas shortages delivered a crushing blow in the 1970s. Strong leadership and the loyalty of long-standing employees carried the Company through a very tough decade. With the 1980s, Piedmont recovered, then rallied to enter the '90s stronger than ever. Acquisitions, expansion and growth set the tone for the last two decades of the century. Today, Piedmont holds the position of the second-largest natural gas utility in the Southeast. This past year, the Company celebrated 50 years of service while looking to a prosperous future beyond 2001.


PIEDMONT
NATURAL GAS
CO.


PIEDMONT
CO.
PIEDMONT
Natural
GAS COMPANY INC
GAS PIPELINE
Piedmont through the years...
a look back


CUBIC
FEET
AMERICAN
METER
CO.



Above and Left:

In celebration of hitting the 50,000-customer mark in 1957, Piedmont Natural Gas delivered this "gold" gas meter to the lucky customer via guarded armored truck.


PIEDMONT NATURAL GAS

May 1, 1951

Piedmont Natural Gas opens its doors at 523 South Tryon Street in Charlotte with 300 employees and 34,000 customers.

1952

The transistor radio is introduced.





1960

Customers served in the Carolinas reach 75,000.



1952

Buell Duncan is named President and begins his stewardship that carries the Company into profitability, growth and a legacy of community service.

1956

Board of Directors declares the Company's first quarterly dividend — 20¢ per share (or 2¼ cents, adjusted for stock splits).



1958

Revenues exceed $10 million and net income hits the $1 million mark.



Above:
When company executives broke ground on the new Yancey Road corporate office, it was the start of an exciting time for Piedmont Natural Gas.

Left:
This familiar corporate logo, shown here on a service truck decal, could be found in many company applications during this decade of optimism.


PIEDMONT
Natural
GAS COMPANY


Welcome...
TO OUR
New
GENERAL OFFICE
BUILDING

1962

Company moves to new corporate office on Yancey Road in Charlotte.

1968

Piedmont acquires Carolina Natural Gas Company in Hickory, adding 10,000 customers.




PIEDMONT NATURAL GAS COMPANY, INC.

1970

Under the symbol PNY, Piedmont stock is listed for trading on the New York Stock Exchange.

1964

Customer count swells to 100,000 as a result of vigorous sales and marketing efforts.



1969

Astronaut Neil Armstrong, of Apollo 11, walks on the moon.



1970

David Pickard elected President.

1971 ~ 1980




CUBIC FEET
CLASS 175-250

Above:
Sales to industrial customers slowed in the 1970s as federal government restrictions on the wellhead price of natural gas caused supply shortages nationwide. With wellhead price deregulation in 1978, growth resumed.
Left:
Rockwell International marked the occasion of Piedmont's 200,000th customer by presenting the Company with this "silver" meter.

1971

Gas shortages begin nationwide, with 4.3% of Piedmont's annual natural gas supply curtailed due to restrictive federal price controls. Piedmont's gas supplier curtailment rises to a crippling 56% within five years.

1977

Apple II personal computer is introduced to a world that could not imagine the changes PCs would bring.



1978

John H. Maxheim elected President and Chief Operating Officer in 1978, CEO in 1980 and Chairman in 1984.



1980

Piedmont moves its corporate headquarters into new Charlotte offices at Rexford Road in SouthPark, setting the stage for the decade of resurgence to come.



1976

Coldest winter on record. Industry struggles to keep systems operating with still-limited gas supplies.


COOL • OFF • HEAT

1979

New feeling of confidence. Curtailment ended after Congress passed the Emergency Natural Gas Act in 1977, which offered the first break in restrictive federal regulations on prices. In 1978, Congress passed the Natural Gas Policy Act, partially decontrolling the price of natural gas. Gas supplies begin to recover.


“Gas cuts
the cost
of comfor



Above:

In the 1980s, Piedmont successfully conducted an aggressive campaign to market natural gas to owners of electric heat pumps and water heaters. Market share shifted dramatically in the Company's favor.

Left:

Piedmont employees erect their first Habitat for Humanity home in Charlotte in a world-record time of 24 hours.

1980

A new company logo was introduced in the early 1980s.

1983

The compact disc replaces LP record albums in a country increasingly driven by rapidly evolving technology.



1985

NashvilleGas
a Piedmont Natural Gas company

Piedmont purchases Tennessee Natural Resources, parent company of Nashville Gas — the Company's first acquisition outside of the Carolinas.

1982

Piedmont gains federal approval to purchase enough gas to satisfy the supply requirements of vital industrial market.

1982

Piedmont remains an innovative industry leader among local gas distribution companies. The Company becomes the first major natural gas distributor to open a Houston office for the purpose of directly acquiring gas from producers for the Company and its customers.



1990

Company adding customers at record rate, obtaining over 80% market share in new-home construction where gas is available. Since 1994 the Company has captured 90% of that market.

1991 ~ 2000


Piedmont Natural Gas
the energy within



Above:

A temporary natural gas symbolic torch was built and installed by Piedmont in downtown Charlotte in 1995. The Company was a member of the Clean Air Team of the American Gas Association, an official sponsor of the 1996 Olympic games.

Left:

Piedmont's original Internet web site went live in 1996. Today's new interactive site replaced it in early 2001 and carries the Company's new brand image, "The Energy Within."

1991

The World Wide Web begins to change the world.

PINE NEEDLE LNG COMPANY, LLC

1995

Pine Needle LNG Company, LLC was formed with five partners to own and operate a four BCF Liquified Natural Gas (LNG) storage facility in North Carolina.



1999

Ware F. Schiefer elected President and Chief Operating Officer – and CEO in 2000.

1993

Continued growth generates third two-for-one stock split and dividend increases for 17th consecutive year.

1998

Piedmont, AGL Resources Inc. and Dynegy Inc. form SouthStar Energy Services LLC, a joint venture to provide non-regulated, competitive energy services to deregulated markets in the Southeast.

SOUTHSTAR ENERGY SERVICES

2000

Piedmont joins three other companies to create US Propane, which then merges with Heritage Propane to create the nation's fourth-largest propane distributor.


review of
2004

Some of the fastest-growing regions in the Southeast depend on us for residential, commercial and industrial natural gas. There's no better source for fast, clean, economical energy.


HOT









operations

North Carolina Natural Gas District Offices
Asheboro
Burlington
Charlotte
Greensboro
Hickory
High Point
Lenoir
Lincolnton
Morganton
Salisbury
Spruce Pine
Winston-Salem

South Carolina Natural Gas District Offices
Anderson
Gaffney
Greenville
Spartanburg

Tennessee Natural Gas District Offices
Nashville

Georgia SouthStar Offices
DBA Georgia Natural Gas Services
Athens
Atlanta
Augusta
Brunswick
Macon
Rome
Savannah
Valdosta

In map, left, district offices are shown in white and SouthStar offices in blue.

Regions Served

A thriving region is the best place to do business, and the Company operates in some of the fastest-growing areas in the nation. The economically diverse Carolinas and the Nashville area consistently rank high for business relocation and expansion. The Company's three-state service area includes Charlotte, Salisbury, Greensboro, Winston-Salem, High Point, Burlington, Hickory and Spruce Pine in North Carolina; Anderson, Greenville and Spartanburg in South Carolina; and the Nashville metropolitan area in Tennessee.

The Greater Charlotte urban region is fifth-largest in the U.S., with 6.4 million people in a 100-mile radius. The nation's second-largest financial center, Charlotte is headquarters for Bank of America, the nation's largest consumer bank and one of the world's leading financial services companies, and Wachovia Corporation, the fourth-largest financial holding company in America. Charlotte/Douglas International Airport is the 21st-busiest in the nation. Charlotte residents enjoy a wide selection of arts and entertainment, as well as NFL and NBA teams.

Our other Carolinas service areas have traditionally enjoyed economies and qualities of life that have grown along with the region as a whole. New manufacturing firms, both international and domestic, are drawn to the areas' attractive labor force, educational opportunities and cultural offerings.

Nashville, famous for country music, is the hub of a retail trading area of more than two million people. Healthcare is the largest of Nashville's industries. Other major industries include transportation, publishing, printing, financial, insurance, communications and higher education. Nashville is also home to NFL and NHL teams.

In January 2001, the Company began serving 5,400 customers in Gaffney in Cherokee County, South Carolina, following the purchase of the natural gas



For a furniture manufacturer, a new homeowner or a haute cuisine chef, the people of our service areas depend on Piedmont Natural Gas to heat their homes, warm their water, cook their meals and power their factories. We're proud to be part of what keeps our communities growing strong.

system serving that area from Atmos Energy Corporation. In the fall of 2001, the Company also began serving its new Spruce Pine district, serving Mitchell, Avery and Yancey counties (Mayland) in northwestern North Carolina.

Gas Supply & Services

During 2001, the Company delivered 134.4 million dekatherms of natural gas to customers, a slight decline from the 135.1 million dekatherms delivered during 2000. Gas deliveries to core residential and small commercial customers increased 11.7 million dekatherms due to continued customer growth and weather that was 8% colder than normal and 23% colder than the previous year. Gas deliveries to the Company's larger commercial and industrial customers declined 9.6 million dekatherms due to increased alternate fuel competition and a weaker economy. Power generation deliveries declined 2.9 million dekatherms due to moderate summer temperatures.

The Company provides gas service to its customers through a diverse portfolio of local peaking facilities, transportation and storage contracts with interstate pipelines and supply contracts with major producers and marketers. In September 2001, Piedmont signed an agreement with Greenbrier Pipeline Company for 150,000 dekatherms per day of winter-only firm transportation service commencing November 1, 2005. Greenbrier will provide the Company with economic and timely transportation capacity service, bringing diverse and competitive gas supplies to Piedmont's growing service area in the Carolinas.

The Company continues to improve its performance in secondary market transactions and took advantage of wholesale marketing opportunities in 2001. Secondary market transactions include sales for resale, off-system sales, capacity release, asset management and other wholesale transactions designed to generate margins and reduce fixed gas





costs during off-peak periods. Secondary marketing margins increased 69% in 2001, from $15 million to $25.4 million. Pursuant to incentive performance regulations in all three states, the Company retained $7.3 million in margin and reduced fixed gas costs for the benefit of customers by $18.1 million.

During 2001, the Company signed three additional agreements with power generation companies to build, own and operate pipeline facilities to deliver natural gas supplies to gas turbine electric generation facilities in the Carolinas. With these agreements, the Company will have invested over $10 million by 2003 to deliver natural gas to over 4,500 megawatts of generation capacity owned and operated by Duke Power, Carolina Power & Light and Entergy or their affiliates.

Sales & Marketing

Despite higher wholesale natural gas costs and a softening economy, aggressive sales and marketing efforts during 2001 led to outstanding customer addition results for the Company. A total of 30,400 new customers were added, representing a growth rate of 4.4% that again significantly exceeded the national average for local distribution companies (LDCs). The Company's growth continues to place it among the fastest-growing LDCs in the country.

In the residential markets, the Company gained 27,600 customers in 2001, of which 21,700 were from new construction activity. High market shares in this important sector continue to demonstrate the benefits of our marketing efforts and emphasize the importance of the Company's trade ally relationships, a key element of our overall sales and marketing strategies. Customer additions resulting from existing homeowner conversions amounted to 5,900 for the year.

The Company's strong residential growth, a clear sign of our commitment to serve the communities in which we operate, continues to reflect our emphasis on adding profitable customers and on making the most efficient use of the capital required to fund that effort. Evidence of this is the fact that 82% of all residential customers added during 2001 were customers who will

From crafting glass artworks to firing bricks, natural gas performs in ways far beyond the family furnace.







Warm fluffy towels from the gas dryer start their life at textile manufacturers where natural gas is a vital resource in the dyeing and finishing process.

consume natural gas throughout the year, not just during the winter heating season. In addition, 84% of all conversion customer additions were from customers whose homes were on existing mains and which required no capital investment beyond the service line and meter.

In the commercial markets, customer additions totaled 2,800 for the year. As in the residential market, the bulk of commercial growth is from new construction activity. While certain sectors of the commercial market such as office and warehouse space have been adversely impacted by the softening economy, other sectors such as the food service and hospitality market segments remain a good source for customer growth and load additions. Sales efforts in the food service and hospitality market segments during 2001 will result in the addition of over 350,000 dekatherms of new annual load for the Company.

In other commercial and industrial markets, the Company continued its efforts to assist customers with energy consulting services. As a result, many of these customers were better equipped to withstand the challenging economic conditions that existed this year. In addition, the conversion of gas-fired processes and pre-drying systems along with numerous electric-to-gas boiler conversions added sizeable incremental load for the Company.

As in past years, the Company's sales and marketing efforts seek to add load from existing residential and commercial customers. During 2001, the Company was again successful in adding significant load from its existing customers. Such load typically requires no additional capital investment and often has the added benefit of converting a heat-only customer to a year-round natural gas consumer. In the residential market, the Company added over 65,000 dekatherms of new annual load from existing customers. In the commercial market, sales gained more than 250,000 dekatherms of added annual load from existing customers.

Looking ahead, the Company will maintain its emphasis on both the profitable additions of new customers and increased load from existing customers. To accomplish this, we will continue to leverage our excellent trade ally relationships, brand awareness and successful sales programs. One way that this will be accomplished will be through the consistent branding of the Company and its many sales programs. The Company's primary brand message — "The Energy Within" — is carried in consumer broadcast advertising and in consumer and trade print advertising. Another brand — "The Gas Advantage" — will be used throughout the Company's sales literature and with trade ally programs. The use of these brands will reinforce what so many customers already know to be true — Piedmont Natural Gas provides them with their best energy value and enhances their quality of life and the communities in which they live and work.

In addition to branding efforts, the Company will continue to focus on such key natural gas products as natural gas water heaters in the residential market and natural gas booster water heaters in the commercial food service market. We will also evaluate new technologies, products and programs that will enable us to maintain the strongest competitive position possible.

Non-Utility Activities

The Company is involved in a number of non-utility business interests outside its traditional gas utility operations. Piedmont Energy Partners, a wholly owned subsidiary, holds all of the Company's non-utility investment subsidiaries, including Piedmont Interstate Pipeline, Piedmont Energy, Piedmont Intrastate Pipeline and Piedmont Propane, and provides a focal point for existing and future energy-related investments. The Company continues to actively seek additional strategic non-utility investment opportunities that are closely aligned with its core competencies.

Piedmont Interstate Pipeline owns a 35% equity interest in the Pine Needle LNG facility located in Guilford County, North Carolina. The 4.14 million dekatherm interstate storage facility is one of the largest of its type in the nation, with a net liquefaction capacity of 21,000 dekatherms per day and vaporization capacity of 414,000 dekatherms per day. Pine Needle provides cost-effective storage peaking service to customers on the Williams-Transco pipeline system in the growing southeastern gas markets and is fully subscribed under long-term contracts.

Piedmont Energy owns a 30% equity interest in SouthStar Energy Services LLC, whose other members are subsidiaries of AGL Resources and Dynegy. SouthStar, headquartered in Atlanta with offices in Charlotte and Nashville, markets unregulated energy products and services to industrial, commercial and residential customers in an eight-state region in the Southeast. As of November 2001, SouthStar, operating as Georgia Natural Gas Services, was marketing natural gas to over 570,000 customers in Georgia, representing a 39% market share, the largest in the state. SouthStar also sells natural gas products and services to industrial customers in Georgia, North Carolina, South Carolina and Tennessee.

Piedmont Intrastate Pipeline owns a 16.45% equity interest in Cardinal Pipeline, a North Carolina intrastate pipeline that transports gas supplies to serve the demand for natural gas from the Company's customers in the Burlington area and from customers of two other natural gas utilities in the state. The 24-inch diameter pipeline is fully subscribed under firm long-term

market opportunities



The Company and its employees have long-standing traditions of being highly active in supporting the efforts of worthy nonprofit organizations throughout our service areas.

contracts, and has a total capacity of 270,000 dekatherms per day.

Piedmont Propane owns 20.69% of the membership interest in US Propane, L.P., which in turn owns all of the general partnership interest and approximately 31% of the limited partnership interest in Heritage Propane Partners. Heritage is a coast-to-coast company that distributes propane in 29 states. Heritage is a publicly traded master limited partnership recognized as one of the most successful retail propane distributors in the industry, and is the fourth-largest in the United States. The Company's investment in Heritage better balances the seasonal demand fluctuations of the propane business on a broader geographic scale than was possible for the Company when it was an independent operator of several small propane companies prior to 2001.

In September 2001, Piedmont announced that it had joined Dominion, one of the nation's largest producers of energy, in a new equity venture, Greenbrier Pipeline Company, LLC. Greenbrier is proposing a 263-mile interstate pipeline linking multiple natural gas supply basins and storage to growing demand in residential, commercial, industrial and power generation markets in the Southeast. A subsidiary of Piedmont is a 33% equity owner of Greenbrier Pipeline Company.

The Greenbrier pipeline will originate in West Virginia with connections to Dominion Transmission and Tennessee Gas Pipeline. The $497 million pipeline, which will be designed, constructed and operated by Dominion Transmission, will be project-financed by the project owners. The project will bring significant benefits to both natural gas and electricity consumers. The initial capacity of the pipeline will be 600,000 dekatherms of natural gas per day. Gas supplies are expected to come from the Appalachian, Canadian, Gulf Coast and mid-continent regions. The pipeline will also be able to access the vast storage services already provided by Dominion

Transmission. A segment of the Greenbrier pipeline is expected to be ready for service by the second quarter of 2005 to meet power generation market requirements, with the remainder completed by the fourth quarter of 2005 to satisfy the market requirements of local natural gas utilities. The FERC certificate application for the project will be filed in the first half of 2002.

Financing

Financing of the Company's operations during 2001 was accomplished primarily by internally generated cash, bank lines of credit and the sale of debt securities.

To take advantage of declining interest rates, the Company used various short-term financing options which included transactional borrowings, open-ended loans based on the Federal Reserve funds rate, overnight cost-plus loans based on the lending bank's cost of money, and LIBOR cost-plus rates. The weighted average annual interest rate on such borrowings was 5.92%, approximately 1.8 percentage points or 23% less than the weighted annual prime interest rate for area banks.

In September 2001, the Company sold, under a shelf registration, $60 million of 10-year 6.55% notes. Proceeds from the sale were used to repay short-term debt. The new debt, together with sinking fund maturities, enabled the Company to decrease its embedded cost of long-term debt from 7.99% to 7.73%.

Under bank lines of credit, the Company had $32 million in short-term debt outstanding at October 31, 2001. The weighted average interest rate on such borrowings was 2.74%, compared with the prime rate of 5.50% on that date.

Cash requirements to fund 2002 capital additions will be provided by



From backyard shish kebobs to bistro crepes, the first ingredient of the best recipes is natural gas.



serve



Solid growth has been the hallmark of our first half-century. A path of new discoveries, untapped markets, increased share-holder value, and dedication to the communities we serve will see us through our next 50 years.

internally generated cash, bank lines of credit, the Dividend Reinvestment and Stock Purchase Plan, the Employee Stock Purchase Plan and the anticipated sale of long-term securities.

Rates

Effective November 1, 2000, the Company began billing the rates approved by the North Carolina Utilities Commission (NCUC) in its most recent general rate case. The new rates were designed to produce an additional $6 million in annual revenues, along with an additional increase in margin of $3.7 million annually by adjusting certain rate components in the Purchased Gas Adjustment (PGA) mechanism.

In November 2001, the Company received favorable rulings from the Tennessee Regulatory Authority (TRA) and the Public Service Commission of South Carolina (PSCSC) after filings were made in the two states requesting special accounting treatment of the gas cost portion of the increased bad debts expense resulting from the 2000-2001 winter period. A similar filing was also made with the NCUC but was denied. The NCUC indicated that the Company could file to recover the gas cost portion of the increased bad debts expense in its next gas cost review proceeding. The increase in bad debts expense is attributed to abnormally high customer bills resulting from unprecedented high wholesale gas prices last winter coupled with colder than normal weather during the months of November and December 2000.

The Company continues to receive favorable rulings on filings for special contract rates resulting from negotiations in alternative fuel competition situations with large industrial customers and power generation opportunities. These special contracts enable the Company to meet competition from alternate fuel sources and retain long-term customers. In South Carolina, a power generation rate was established for the use of natural gas by customers as a fuel for the generation of electric power.

Forward-Looking Statements

This document and other documents we file with the Securities and Exchange Commission (SEC) contain forward-looking statements. In addition, our senior management and other authorized spokespersons may make forward-looking statements orally to analysts, investors, the media and others. Our discussion contains forward-looking statements concerning, among others, plans, objectives, proposed capital expenditures and future events or performance. Our statements reflect our current expectations and involve a number of risks and uncertainties. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ include:

- Regulatory issues, including those that affect allowed rates of return, rate structure and financings. In addition to the impact of our three state regulatory commissions, we purchase natural gas transportation and storage services from interstate pipeline companies whose rates and services are regulated by the Federal Energy Regulatory Commission (FERC).
- Residential, commercial and industrial growth in our service territories. The ability to grow our customer base is impacted by general business and economic conditions such as interest rates, inflation, fluctuations in the capital markets and the overall strength of the economy in our local markets and the United States.
- Deregulation, unanticipated impacts of restructuring and increased competition in the energy industry. We face competition from electric companies and energy marketing and trading companies. As a result of continued deregulation, we expect this highly competitive environment to continue.
- The potential loss of large-volume industrial customers to alternate fuels or to bypass or the shift by such customers to special competitive contracts at lower per-unit margins.
- The ability to meet internal performance goals. Regulatory issues, customer growth, deregulation, economic and capital market conditions, the price and availability of natural gas and weather conditions can impact our performance goals.
- The capital-intensive nature of our business, including development project delays or changes in project costs. Weather, general economic conditions and the cost of funds to finance our capital projects can materially alter the cost of a project.
- Changes in the availability and price of natural gas. To meet customer requirements, we must acquire sufficient gas supplies and pipeline capacity to ensure delivery to our distribution system while also ensuring that our supply and capacity contracts will allow us to remain competitive. We have a diversified portfolio of local peaking facilities, transportation and storage contracts with interstate pipelines and supply contracts with major producers and marketers to satisfy the supply and delivery requirements of our customers. Because these producers and pipelines are subject to risks associated with exploring, drilling, producing, gathering and transporting natural gas, their risks also increase our exposure to supply and price fluctuations.
- Changes in weather conditions. Weather conditions and other natural phenomena can have a large impact on our earnings. Severe weather conditions can impact our suppliers and the pipelines that deliver gas to our distribution system. Extended mild weather, either during the winter period or the summer period, can have a significant impact on the demand for and the price of natural gas.
- Changes in environmental requirements and cost of compliance.
- Earnings of our equity investments. We have investments in unregulated retail energy marketing services, non-utility interstate LNG operations, intrastate pipeline operations and propane. These companies have risks that are inherent to their industries. As an equity investor, we assume the risks of these companies in proportion to our investment interests.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "intend," "plan," "estimate," "expect," "objective," "projection," "budget," "forecast," "goal" or similar words or future or conditional verbs such as "will," "would," "should," "could" or "may" are intended to identify forward-looking statements.

Factors relating to regulation and management are also described or incorporated in our Annual Report on Form 10-K, as well as information included in, or incorporated by reference from, future filings with the SEC. Some of the factors that may cause actual results to differ have been described above. Others may be described elsewhere in this report. There also may be other factors besides those described or incorporated in this report or in the Form 10-K that could cause actual conditions, events or results to differ from those in the forward-looking statements.

Forward-looking statements reflect our current expectations only as of the date they are made. We assume no duty to update these statements should expectations change or actual results differ from current expectations.

Liquidity and Capital Resources

The gas distribution business is highly weather sensitive and seasonal which may cause short-term cash requirements to vary significantly during the year. We finance current cash requirements through operating cash flows, short-term borrowings and the issuance of new common stock through dividend reinvestment and employee stock purchase plans. Short-term debt may be used to finance construction pending the issuance of long-term debt or equity. We sell common stock and long-term debt when market or other conditions are favorable for such long-term financing.

Various banks provide lines of credit totaling $150 million for direct short-term borrowings. Additional lines are also available on an as needed, if available, basis. Borrowings under these lines include open-ended loans based on the Federal Reserve funds rate, LIBOR cost-plus loans, transactional borrowings and overnight cost-plus loans based on the lending bank's cost of money, with a maximum rate of the lending bank's commercial prime interest rate. Outstanding short-term borrowings during 2001 ranged from zero to a high of $148.5 million and interest rates ranged from 2.6375% to 10.5% during the year.

At October 31, 2001, $32 million of short-term debt was outstanding at a weighted average interest rate of 2.74%. The level of short-term borrowings can vary significantly over the year due to changes in the wholesale prices for natural gas that are charged by suppliers and to increased gas supplies required to meet our customers' needs during cold weather. Short-term debt may increase when wholesale prices for natural gas increase because we must pay suppliers for the gas before we can recover our costs from customers through their monthly bills.

The natural gas business is seasonal in nature, resulting in fluctuations in balances in accounts receivable from customers, inventories of stored natural gas and accounts payable to suppliers in addition to short-term borrowings discussed above. Most of our annual earnings are realized in the winter period, which is the first five months of our fiscal year. Due to increased wholesale gas costs and colder-than-normal weather this past winter, our accounts receivable balances over the current twelve-month period have been higher at certain times than historical levels, as such gas costs are passed through to customers under purchased gas adjustment (PGA) mechanisms. We incurred more short-term debt to pay gas bills and other operating costs since collections from customers were significantly slower. Some customers have been unable to pay their gas bills, thereby increasing our bad debts expense. Write-offs of accounts receivable, net of recoveries, increased $5.7 million compared with the prior year. Write-offs may continue to be higher than historical due to general economic conditions. See Gas Supply and Regulatory Proceedings for a discussion of special accounting treatment for excess write-offs of accounts receivable.

We had $511 million of long-term debt outstanding at October 31, 2001. Annual sinking fund requirements and maturities of this debt are $2 million in 2002, $47 million in 2003, $2 million in 2004, zero in 2005 and $35 million in 2006. We retired $32 million of long-term debt in 2001.

On June 4, 2001, we filed with the SEC a combined debt and equity shelf registration statement for $250 million of securities. The registration statement was declared effective on August 10. Unless otherwise specified at the time such securities are offered for sale, the net proceeds from the sale of the securities will be used for general corporate purposes, including construction of additional facilities, the repayment of short-term debt and working capital needs. Pending such use, we may temporarily invest the net proceeds in investment grade securities.

On September 26, 2001, we issued $60 million of 6.55% medium-term notes under this shelf registration statement. The note is to be redeemed in a single payment at maturity in 2011.

At October 31, 2001, our capitalization ratio consisted of 48% long-term debt and 52% common equity. The embedded cost of long-term debt at that date was 7.73%. The return on average common equity for the year ended October 31, 2001, was 12.04%.

Cash provided from operations, from financing and from the issuance of common stock through dividend reinvestment and stock purchase plans was sufficient to fund capital expenditures of $90.6 million, payments of debt principal and interest of $68.7 million and dividend payments to shareholders of $48.9 million.

We have a substantial capital expansion program for construction of distribution facilities, purchase of equipment and other general improvements that is funded through the sources noted above. The capital expansion program supports our 4% current annual growth in customer base. Utility capital expenditures for 2001 were $90.2 million. Utility capital expenditures totaling $96.9 million, primarily to serve customer growth, are budgeted for 2002.

Competition and Accounting for Regulated Activities

The natural gas industry has undergone significant changes in moving toward a less-regulated marketplace. In response, we continue to assess the nature of our business and explore alternatives to the traditional utility role of purchase, sale and transportation of natural gas. Non-traditional ratemaking initiatives and market-based pricing of products and services provide additional challenges and opportunities for us. We anticipate that opportunities for non-regulated sales will increase as competition intensifies and further retail market unbundling occurs.

We account for our regulated activities in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71). FAS 71 provides that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. In applying FAS 71, we have capitalized certain costs and benefits as regulatory assets and liabilities, respectively, pursuant to orders of state utility regulatory commissions, either in general rate proceedings or expense deferral proceedings, in order to provide for recovery of or refunds to utility customers in future periods. As competition increases and we are further subjected to the impacts of deregulation, we may not be able to continue to apply FAS 71 to all or parts of our business. If this were to occur, we would be required to apply accounting standards utilized by non-regulated enterprises. At such time as we determine that the provisions of FAS 71 no longer apply, costs previously deferred as regulatory assets in the consolidated balance sheets would be eliminated, net of the elimination of any regulatory liabilities. The composition and amount of regulatory assets and liabilities are shown in Note 1 to the consolidated financial statements.

While we believe the provisions of FAS 71 continue to apply to our regulated operations, the changing nature of the business requires continual assessment of the impact of those changes on our accounting policies.

Gas Supply and Regulatory Proceedings

To meet customer requirements, we must acquire sufficient gas supplies and pipeline capacity to ensure delivery to our distribution system while also ensuring that supply and capacity contracts allow us to remain competitive. We have a diversified portfolio of local peaking facilities, transportation and storage contracts with interstate pipelines and supply contracts with major producers and marketers to satisfy the supply and delivery requirements of our customers.

In our opinion, present rules and regulations of our three state utility regulators, the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA), permit the pass through of interstate pipeline capacity and storage service costs that may be incurred under orders or regulations of the FERC, as well as commodity gas costs from natural gas suppliers. The majority of our natural gas supply is purchased from producers and marketers in non-regulated transactions. Our rate schedules include provisions permitting the recovery of prudently incurred gas costs. The NCUC and the PSCSC require annual prudence reviews covering a historical twelve-month period. For the most recent period, the NCUC and the PSCSC found us to be prudent in our gas purchasing practices and allowed 100% recovery of our gas costs.

In 1996, the TRA approved a performance incentive plan, effective July 1, 1996, that eliminated annual prudence reviews in Tennessee and established an incentive-sharing mechanism based on differences in the actual cost of gas purchased and benchmark rates, together with income from marketing transportation and storage capacity in the secondary market. The plan is subject to an overall annual cap of $1.6 million on gains or losses by us. The benefits of the incentive plan are the elimination of annual gas purchase prudence reviews, reduction of gas costs for customers and potential earnings to shareholders by sharing in gas cost reductions. Initially approved for a two-year period, the plan now continues each July 1 until we notify the TRA of termination 90 days before the end of a plan year or until the plan is modified, amended or terminated by the TRA.

Secondary market transactions permit us to market short-term gas supplies and transportation services by contract with wholesale or off-system customers. These sales contribute the smallest per-unit margin to earnings; however, the program allows us to act as a wholesale marketer of natural gas and transportation capacity in order to generate operating margin from sources not restricted by the capacity of our retail distribution system. In North Carolina, a sharing mechanism is in effect where 75% of any margin earned is refunded to firm customers. Sales in Tennessee are included in the performance incentive plan discussed above.

Approximately 26% of annual gas deliveries in 2001 were made to industrial or large commercial customers who have the capability to burn a fuel other than natural gas. The alternative fuels are primarily fuel oil and some propane and, to a much lesser extent, coal or wood. The ability to maintain or increase deliveries of gas to these customers depends on a number of factors, including weather conditions, governmental regulations, the price of gas from suppliers and the price of alternate fuels. Under existing regulations of the FERC, certain large commercial or industrial customers located in proximity to the interstate pipelines delivering gas to us could attempt to bypass us and take delivery of gas directly from the pipeline or from a third party connecting with the pipeline. To date, only minimal bypass activity has been experienced, in part because of our ability to negotiate competitive rates and service terms. The future level of bypass activity cannot be predicted.

The NCUC has established an expansion fund consisting of supplier refunds due customers to be used to extend natural gas service into unserved areas of the state. The NCUC decides the use of these funds as we file individual project applications for unserved areas. From August 2000 through September 2001, we received $38.5 million from the expansion fund to extend natural gas service to the counties of Avery, Mitchell and Yancey. At October 31, 2001, the North Carolina State Treasurer held $5.6 million in our expansion fund account. This amount along with other supplier refunds, including interest earned to date, is included in restricted cash in the consolidated balance sheets.

Effective January 1, 2001, we purchased the natural gas distribution assets of Atmos Energy Corporation located in the city of Gaffney and portions of Cherokee County, South Carolina. The acquisition was at net book value of $6.6 million and added 5,400 customers and $1.5 million of margin to our operations.

We have filed petitions with the NCUC and the PSCSC requesting permission to engage in certain hedging activities. Under these petitions, we are requesting advance prudency determination and full recovery under PGA procedures in these states for all costs to be incurred by us in connection with the implementation and administration of these hedging programs. We are unable to determine the outcome of these proceedings at this time.

We requested special accounting treatment from the NCUC, the PSCSC and the TRA to allow us to defer for recovery in future rates the amounts of accounts receivable that were written off during 2001 in excess of amounts recovered through base rates. These higher write-offs resulted from the high gas prices and abnormally cold weather experienced during the 2000-2001 winter season. The PSCSC and the TRA approved deferral of only the gas cost portion of the excess write-offs, which totaled $1.3 million. The NCUC did not approve our request but stated that we could seek recovery of the gas cost portion of these excess write-offs in our next annual gas cost review proceeding.

Equity Investments

Piedmont Energy Partners, Inc. (PEP), is a wholly owned subsidiary that is a holding company for various other wholly owned non-utility subsidiaries.

Piedmont Intrastate Pipeline Company, a wholly owned subsidiary of PEP, is a 16.45% member of Cardinal Pipeline Company, L.L.C. (Cardinal), a North Carolina limited liability company. Cardinal owns and operates a 104-mile intrastate natural gas pipeline in North Carolina and is regulated by the NCUC. There are long-term service agreements with local distribution companies for 100% of the 270 million cubic feet per day of firm transportation capacity on the pipeline. Cardinal is dependent on the interstate pipeline company serving North Carolina to deliver gas into the Cardinal pipeline system for service to these companies. Cardinal's long-term debt is secured by an interest in Cardinal's contracts and by pledges of the equity membership interests.

Piedmont Interstate Pipeline Company, a wholly owned subsidiary of PEP, is a 35% member of Pine Needle LNG Company, L.L.C. (Pine Needle), a North Carolina limited liability company. Pine Needle owns a liquefied natural gas (LNG) peak-demand facility in North Carolina and is regulated by the FERC. Storage capacity of the facility is four billion cubic feet with vaporization capability of 400 million cubic feet per day and is fully subscribed under long-term service agreements with customers. We subscribe to slightly more than one-half of this capacity to provide gas for peak-use periods when demand is the highest. Pine Needle enters into interest-rate swap agreements to modify the interest characteristics of its long-term debt. The members of Pine Needle have pledged their membership interests as a guarantee of Pine Needle's long-term debt. Pine Needle has also pledged to the lender all its rights in long-term contracts to buy natural gas.

Piedmont Propane Company, a wholly owned subsidiary of PEP, owns 20.69% of the membership interest in US Propane, L.P. US Propane owns all of the general partnership interest and approximately 31% of the limited partnership interest in Heritage Propane Partners, L.P., a marketer of propane through a nationwide retail distribution network in 29 states. Heritage competes with electricity, natural gas and fuel oil, as well as with other companies in the retail propane distribution business. The propane business, like natural gas, is very seasonal with weather conditions significantly affecting the demand for propane. Heritage purchases propane at numerous supply points for delivery to Heritage primarily via railroad tank cars and common carrier transport. Heritage's profitability is sensitive to changes in the wholesale price of propane. Heritage utilizes hedging transactions to provide price protection against significant fluctuations in prices.

Piedmont Energy Company, a wholly owned subsidiary of PEP, has a 30% equity interest in SouthStar Energy Services LLC (SouthStar), a Delaware limited liability company. SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the southeastern United States.

SouthStar was formed and began marketing energy services in Georgia in 1998 when that state became the first in the Southeast to fully open to retail competition. After three years of deregulation, a study committee has been appointed to reevaluate the deregulation of the Georgia natural gas market. Some of the proposals could have a substantial impact on the business and earnings of SouthStar. We do not have sufficient information to permit us to predict the outcome of this study or any legislation or regulation that may result from the study.

In August 2001, SouthStar reported that its net income was overstated due to the manner in which SouthStar estimated the amount of lost and unaccounted for gas in computing unbilled revenues. SouthStar recorded the adjustment as a change in estimate. Our portion of the adjustment, $5 million net of tax, was recorded as a reduction in other income for the quarter ended July 31, 2001. The loss per share impact of the adjustment was $(.15) for the year ended October 31, 2001.

SouthStar manages commodity price risks through hedging activities using derivative financial instruments, physical commodity contracts and option-based weather derivative contracts.

During 2001, we formed Piedmont Greenbrier Pipeline Company, LLC, a North Carolina limited liability company. This wholly owned subsidiary is a 33% equity member of Greenbrier Pipeline Company, LLC (Greenbrier), a Delaware limited liability company. Greenbrier is proposing to build a 263-mile interstate pipeline linking multiple gas supply basins and storage to the growing demand of markets in the Southeast, with initial capacity of 600,000 dekatherms of natural gas per day. The pipeline will originate in Kanawha County, West Virginia, and extend through southwest Virginia to Granville County, North Carolina. The $497 million pipeline is expected to be project financed by the owners. The pipeline is expected to be ready for service by the second quarter of 2005. The certificate application for the project will be filed with the FERC in the first half of 2002.

Results of Operations

Net income for 2001 was $65.5 million, compared with $64 million in 2000 and $58.2 million in 1999.

Net income for 2001 increased $1.5 million from 2000 primarily for the reasons listed below.

- Rates charged to customers increased due to general rate increases in Tennessee effective July 1, 2000, and in North Carolina effective November 1, 2000.
- Even though system throughput decreased, delivered volumes from residential and commercial customers from whom we earn a higher margin increased.
- Increase in the allowance for funds used during construction (AFUDC).
- Increase in interest income.
- Increase in earnings from unregulated retail energy marketing services.
- Increase in earnings from non-utility LNG operations.
- Increase in earnings from secondary market transactions.
- Addition of Gaffney customers in January 2001.

These increases were partially offset for the reasons listed below.

- Operations and maintenance expenses increased.
- Depreciation expense increased.
- General taxes increased.
- Interest charges increased.
- Earnings from propane operations decreased.

Net income for 2000 increased $5.8 million from 1999 primarily for the reasons listed below.

- Regulatory rate changes increased rates and updated gas cost components.
- Decrease in general taxes.
- Increase in earnings from unregulated retail energy marketing services.
- Increase in earnings from non-utility LNG operations.
- Increase in earnings from pipeline operations.
- Sale of propane assets.

These increases were partially offset for the reasons listed below.

- Increase in operations and maintenance expenses.
- Increase in depreciation expense.
- Increase in utility interest charges.

Compared with the prior year, weather in our service area was 23% colder in 2001, 1% warmer in 2000 and 6% warmer in 1999. Volumes of gas delivered to customers, which we refer to as system throughput, were 134.4 million dekatherms in 2001, compared with 135.1 million dekatherms in 2000, a decrease of 1%, and 136 million dekatherms in 1999. In addition to this system throughput, secondary market sales volumes were 29.5 million dekatherms in 2001, compared with 21.1 million dekatherms in 2000 and 34.8 million dekatherms in 1999.

Operating revenues were $1,107.9 million in 2001, $830.4 million in 2000 and $686.5 million in 1999.

Operating revenues for 2001 increased $277.5 million from 2000 primarily for the reasons listed below.

- The commodity cost of gas increased significantly during the winter of 2000-2001 causing a corresponding increase in rates charged to customers.
- Increased customer growth and 23% colder weather.
- Deliveries to higher-margin residential and commercial customers increased 9 million dekatherms.
- Rates increased due to general rate increases as noted above.
- Increased secondary market activity.
- The addition of Gaffney customers in January 2001.

Operating revenues for 2000 increased $143.9 million from 1999 primarily for the reasons listed below.

- Increase in the commodity cost of gas which is a component of revenues.
- The shift in the industrial market from transportation of gas to sales of gas on which there is a commodity cost included in revenues.
- Deliveries to residential and commercial customers increased.

The weather normalization adjustment mechanism (WNA) generated refunds to customers of $8.5 million in 2001 and revenues of $19.3 million and $19.7 million in 2000 and 1999, respectively. The WNA is designed to offset the impact that unusually cold or warm weather has on residential and commercial customer billings and margin. Weather 8% colder than normal was experienced in 2001, compared with 13% warmer-than-normal weather in 2000 and 1999.

In general rate proceedings, the state regulatory commissions authorize us to recover a margin, applicable rate less cost of gas, on each unit of gas sold. The commissions also authorize us to negotiate lower rates to industrial customers when necessary to remain competitive. We are generally permitted to recover margin losses resulting from these negotiated transactions. The ability to recover such negotiated margin reductions is subject to continuing regulatory approvals.

Cost of gas was $769.9 million in 2001, $512 million in 2000 and $366 million in 1999.

Cost of gas for 2001 increased $257.9 million from 2000 primarily due to increases in commodity gas costs from our suppliers. Wholesale market prices for the winter of 2000-2001 were more than double the prices of the previous winter. Increases in wholesale prices resulted in lower volumes sold to customers due to customer conservation and the loss of industrial volumes to oil due to price competition. We also curtailed interruptible industrial customers for system management during a portion of the winter period.

Cost of gas for 2000 increased $146 million from 1999 primarily due to increases in commodity gas costs and increases in volumes sold to residential and commercial customers and to industrial customers who shifted from transportation.

Increases or decreases in purchased gas costs from suppliers have no significant impact on margin as substantially all changes are passed on to customers through PGA procedures.

Margin was $338 million in 2001, $318.3 million in 2000 and $320.5 million in 1999. Margin increased or decreased due to the changes in revenues and cost of gas noted above. As explained in the general taxes discussion below, operating revenues, and therefore margin, included North Carolina gross receipts taxes of $9.6 million in 1999. The margin earned per dekatherm of system throughput increased by $.13 in 2001 from 2000 and did not change in 2000 from 1999.

Operations and maintenance expenses were $133.4 million in 2001, $127 million in 2000 and $116.8 million in 1999.

Operations and maintenance expenses for 2001 increased $6.4 million, compared with 2000, primarily due to the reasons listed below.

- Increase in transportation expenses due to higher gasoline costs and increases in license fees and taxes.
- Increase in utilities expense due to the installation of new communications units in service trucks and the higher volume of telephone calls to our customer information centers.
- Increase in other corporate expense due to an increase in Directors' fees and an increase in bank charges for activity fees and for fees associated with higher committed bank lines.
- Increase in the provision for uncollectibles due to higher charge-offs for customers who could not pay their bills due to higher gas prices and the colder-than-normal winter.
- Amortization of North Carolina environmental expense as recovered from customers beginning in November 2000.

These increases were partially offset by the following decreases.

- Decrease in employee benefits expense due primarily to a decrease in pension expense and the shift of the payment of administrative fees from benefit plan assets rather than by the sponsor.
- Decrease in outside consultants expense due to a reduction in the need for information systems upgrades.

Operations and maintenance expenses for 2000 increased $10.2 million, compared with 1999, primarily due to the reasons listed below.

- Increase in payroll expense due to increased salaries and long-term incentive plan accruals.
- Increase in insurance expense due to an increase in workers' compensation costs.
- Increase in advertising expense for the production of new television, radio and print ads.
- Increase in the provision for uncollectibles.
- Increase in outside consultants expense due to e-commerce activities and information systems upgrades.
- Increase in employee benefits expense due to increases in health insurance premiums and payments.

A decrease in outside labor expense partially offset these increases in 2000. The information services area did not require the use of outside labor in network services, outsourcing and Year 2000 preparation as in 1999.

Depreciation expense increased from $44.1 million to $52.1 million over the three-year period 1999 to 2001 primarily due to the growth in plant in service.

General taxes decreased from $29.5 million to $24 million over the three-year period 1999 to 2001 primarily due to the elimination of North Carolina gross receipts taxes explained below. This decrease was partially offset by an increase in property taxes due to growth in plant in service.

Effective July 1, 1999, for bills rendered after August 1, 1999, we began charging a new excise tax on piped natural gas used in North Carolina. This tax replaced the sales and use tax and gross receipts tax that were previously applicable to piped natural gas. The excise tax is calculated using a declining block rate structure applied to the number of therms delivered each month.

The gross receipts tax was included in our gas rates billed to customers and therefore was in our operating revenues. Gross receipts tax expense in the same amount was also included in general taxes. The sales and use tax was not included in rates but was collected as a surcharge and remitted to the state with no impact on the income statement. The excise tax follows the previous sales and use tax treatment and is not included in revenues or expenses. This change impacts the comparability of revenues, margin (revenues less cost of gas) and general taxes for 1999 relative to all other periods.

Other income, net of income taxes, was $10.9 million in 2001, compared with income of $11.3 million in 2000 and a loss of $1.1 million in 1999. Other income for 2000 includes $5.1 million from a business combination affecting our propane operations. Pro forma other income for 2000 without this transaction would have been $6.2 million.

Prior to August 2000, Piedmont Propane Company marketed propane and propane appliances to residential, commercial and industrial customers within and adjacent to our three-state natural gas service area. In August, US Propane, L.P., was formed to combine our propane operations with the propane operations of three other companies. Piedmont Propane owns 20.69% of the membership interest in US Propane. Immediately after formation, US Propane combined with Heritage Holdings, Inc., the general partner of Heritage Propane Partners, L.P., by contributing all of its assets to Heritage Holdings for $181.4 million in cash, assumed debt and common and limited partnership units and purchasing all of the outstanding stock of Heritage Holdings for $120 million. At the time of the combination, US Propane owned all of the general partnership interest and approximately 34% of the limited partnership interest in Heritage Propane Partners. This combination, including a gain on the transfer of the propane assets, transaction costs and certain employee benefit plans' gains and charges, contributed $5.1 million to net income in 2000.

Using the pro forma amount of $6.2 million noted above, other income for 2001 increased $4.7 million, compared with 2000, primarily due to the following reasons.

- Increase in earnings from unregulated retail energy marketing services.
- Increase in earnings from non-utility LNG operations.
- Increase in interest income.
- Increase in the portion of AFUDC attributable to equity.

Also using the pro forma amount of $6.2 million, other income for 2000 increased $7.3 million, compared with 1999, primarily due to the following reasons.

- Increase in earnings from unregulated retail energy marketing services.
- Increase in earnings from non-utility LNG operations.
- Increase in earnings from pipeline operations.

These increases were partially offset by a decrease in the portion of AFUDC attributable to equity.

Utility interest charges were $39.4 million in 2001, $37 million in 2000 and $32.4 million in 1999.

Utility interest charges for 2001 increased $2.4 million, compared with 2000, primarily due to the following reasons.

- Increase in interest on long-term debt due to higher balances outstanding.
- Increase in interest charged on refunds due customers due to higher balances outstanding.

These increases were partially offset by the following decreases.

- Decrease in interest on short-term debt due to lower balances outstanding at lower interest rates.
- Increase in the portion of AFUDC attributable to borrowed funds.

Utility interest charges for 2000 increased $4.6 million, compared with 1999, primarily due to the following reasons.

- Increase in interest on long-term debt due to higher balances outstanding.
- Increase in interest on short-term debt due to higher balances outstanding at slightly higher rates.

These increases were partially offset by an increase in the portion of AFUDC attributable to borrowed funds.

Environmental Matters

We have owned, leased or operated manufactured gas plant (MGP) facilities at 12 sites in our three-state service area. In 1997, we entered into a settlement with a third party with respect to nine of these sites. At October 31, 2001, we had an undiscounted environmental liability of $1.4 million for the remaining three MGP sites not covered by the settlement. This liability is estimated based on the minimum of the range of a generic MGP site study as we have not performed site-specific evaluations and is not net of any related recoveries.

Our three state regulatory commissions authorized us to utilize deferral accounting, or to create a regulatory asset, for expenditures made in connection with environmental matters. At October 31, 2001, we had a regulatory asset in the amount of $5.8 million, net of recoveries from customers, in connection with the settlement noted above and the estimated liability for the remaining sites and for other environmental costs, primarily legal fees and engineering assessments. The North Carolina portion of this asset is being amortized as recovered from customers over the three-year period beginning November 1, 2000.

Further evaluations of the three remaining sites could affect recorded amounts; however, we believe that the ultimate resolution of these matters will not have a material adverse effect on financial position or results of operations.

Accounting Pronouncements

Effective November 1, 2000, we adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 140), which clarifies issues regarding securitizations of financial assets and special purpose entities and collateralizations of transferred financial assets. FAS 140 is effective for transfers after March 31, 2001, and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of FAS 140 did not have a material effect on results of operations or financial position.

Effective November 1, 2002, we will adopt SFAS No. 141, "Business Combinations" (FAS 141). With FAS 141, business combinations must be accounted for under the purchase method; the pooling of interests method has been discontinued. FAS 141 also establishes new rules for recognizing intangible assets resulting from a purchase business combination and requires greater disclosure about a business combination. We believe the adoption of FAS 141 will not have a material effect on financial position or results of operations.

Effective November 1, 2002, we will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 provides new guidance for the accounting for the acquisition of intangibles (but not those acquired in a business combination) and the manner in which intangibles, including goodwill, should be accounted for subsequent to their initial recognition. We are currently evaluating the effects of FAS 142 but do not believe its adoption will have a material effect on financial position or results of operations.

Effective November 1, 2002, we will adopt SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 establishes standards of accounting for an asset retirement obligation (ARO) arising from the acquisition, construction, development and operation of a long-lived asset. Rate-regulated entities must recognize a regulatory asset or liability for differences in the timing of period costs of AROs due to the ability to recover costs related to retirement of long-lived assets through rates charged to customers. We are currently evaluating the effects of FAS 143 and have formed no opinion as to its effect on financial position or results of operations.

Effective November 1, 2002, we will adopt SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 provides one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. We are currently evaluating the effects of FAS 144 and have formed no opinion as to its effect on financial position or results of operations.

Management's Responsibility for Financial Reporting

The management of Piedmont Natural Gas Company is responsible for the preparation and integrity of the accompanying consolidated financial statements and related notes. We prepared the statements in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and included amounts which are necessarily based on our best estimates and judgments made with due consideration to materiality. Financial information presented elsewhere in this report is consistent with that in the consolidated financial statements.

We have established and are responsible for maintaining a comprehensive system of internal accounting controls which we believe provides reasonable assurance that policies and procedures are complied with, assets are safeguarded and transactions are executed according to management's authorization. We continually review this system for effectiveness and modify it in response to changing business conditions and operations and as a result of recommendations by internal and external auditors.

The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets periodically with Deloitte & Touche LLP, the internal auditors and representatives of management to discuss auditing and financial reporting matters. The Audit Committee reviews audit plans and results and accounting, financial reporting and internal control practices, procedures and results. Both Deloitte & Touche LLP and the internal auditors have full and free access to all levels of management.

Barry L. Guy
Vice President and Controller

Independent Auditors' Report

Piedmont Natural Gas Company, Inc.

We have audited the accompanying consolidated balance sheets of Piedmont Natural Gas Company, Inc. and subsidiaries (the Company) as of October 31, 2001 and 2000, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Charlotte, North Carolina
December 7, 2001

Piedmont Natural Gas Company, Inc. and Subsidiaries

October 31, 2001 and 2000

Assets

In thousands	2001	2000
Utility Plant:		
Utility plant in service	**$ 1,569,774**	$ 1,464,392
Less accumulated depreciation	**511,477**	462,955
Utility plant in service, net	**1,058,297**	1,001,437
Construction work in progress	**56,402**	69,570
Total utility plant, net	**1,114,699**	1,071,007
Other Physical Property, at cost *(net of accumulated depreciation of $1,341 in 2001 and $1,187 in 2000)*	**1,163**	976
Current Assets:		
Cash and cash equivalents	**5,610**	8,747
Restricted cash	**7,064**	39,796
Receivables *(less allowance for doubtful accounts of $592 in 2001 and $482 in 2000)*	**25,898**	55,145
Inventories:		
Gas in storage	**70,220**	67,709
Materials, supplies and merchandise	**2,942**	6,041
Deferred cost of gas	**16,310**	13,228
Refundable income taxes	**22,271**	69,118
Prepayments	**24,986**	24,451
Total current assets	**175,301**	284,235
Investments, Deferred Charges and Other Assets:		
Investments in non-utility activities, at equity	**82,287**	67,175
Unamortized debt expense *(amortized over life of related debt on a straight-line basis)*	**4,130**	3,938
Other	**16,078**	17,672
Total investments, deferred charges and other assets	**102,495**	88,785
Total	**$ 1,393,658**	$ 1,445,003

See notes to consolidated financial statements.

Capitalization and Liabilities

In thousands	**2001**	2000
Capitalization:		
Stockholders' equity:		
Cumulative preferred stock, no par value, 175 shares authorized	**$ —**	$ —
Common stock, no par value, 100,000 shares authorized; outstanding, 32,463 in 2001 and 31,914 in 2000	**332,038**	314,230
Retained earnings	**229,718**	213,142
Accumulated other comprehensive income	**(1,377)**	—
Total stockholders' equity	**560,379**	527,372
Long-term debt	**509,000**	451,000
Total capitalization	**1,069,379**	978,372
Current Liabilities:		
Current maturities of long-term debt and sinking fund requirements	**2,000**	32,000
Notes payable	**32,000**	99,500
Accounts payable	**41,144**	88,313
Customers' deposits	**9,487**	9,110
Deferred income taxes	**2,344**	8,678
General taxes accrued	**14,544**	11,205
Refunds due customers	**31,685**	32,889
Other	**16,023**	16,011
Total current liabilities	**149,227**	297,706
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**143,211**	145,070
Unamortized federal investment tax credits	**6,149**	6,707
Other	**25,692**	17,148
Total deferred credits and other liabilities	**175,052**	168,925
Total	**$ 1,393,658**	$ 1,445,003

See notes to consolidated financial statements.

Piedmont Natural Gas Company, Inc. and Subsidiaries

For the years ended October 31, 2001, 2000 and 1999

In thousands except per share amounts	2001	2000	1999
Operating Revenues	**$ 1,107,856**	$ 830,377	$ 686,470
Cost of Gas	**769,878**	512,046	365,962
Margin	**337,978**	318,331	320,508
Other Operating Expenses:			
Operations	**114,358**	109,942	101,263
Maintenance	**19,064**	17,059	15,562
Depreciation	**52,060**	48,894	44,131
General taxes	**23,952**	18,761	29,465
Income taxes	**34,575**	33,975	38,365
Total other operating expenses	**244,009**	228,631	228,786
Operating Income	**93,969**	89,700	91,722
Other Income (Expense):			
Non-utility activities, at equity	**15,322**	17,403	(5,052)
Allowance for equity funds used during construction	**1,767**	—	1,434
Other, net	**1,141**	1,260	1,754
Income taxes	**(7,300)**	(7,381)	720
Total other income (expense)	**10,930**	11,282	(1,144)
Income Before Utility Interest Charges	**104,899**	100,982	90,578
Utility Interest Charges:			
Interest on long-term debt	**37,789**	33,890	31,005
Allowance for borrowed funds used during construction	**(4,910)**	(3,321)	(2,027)
Other	**6,535**	6,382	3,393
Total utility interest charges	**39,414**	36,951	32,371
Net Income	**$ 65,485**	$ 64,031	$ 58,207
Average Shares of Common Stock:			
Basic	**32,183**	31,600	31,013
Diluted	**32,420**	31,779	31,242
Earnings Per Share of Common Stock:			
Basic	**$ 2.03**	$ 2.03	$ 1.88
Diluted	**$ 2.02**	$ 2.01	$ 1.86

See notes to consolidated financial statements.

Piedmont Natural Gas Company, Inc. and Subsidiaries

For the years ended October 31, 2001, 2000 and 1999

In thousands	**2001**	2000	1999
Cash Flows from Operating Activities:			
Net income	$ **65,485**	$ 64,031	$ 58,207
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**53,069**	52,090	47,917
Deferred income taxes	**(8,193)**	14,612	12,918
Amortization of investment tax credits	**(558)**	(558)	(558)
Allowance for funds used during construction	**(6,677)**	(3,321)	(3,461)
Net gain on propane business combination, net of tax	—	(5,063)	—
Changes in assets and liabilities:			
Restricted cash	**32,732**	360	(12,672)
Receivables	**29,247**	(22,677)	(7,647)
Receivables from affiliate	—	22,354	(22,354)
Inventories	**588**	(18,553)	(6,841)
Other assets, net	**30,169**	(70,596)	(23,832)
Accounts payable	**(47,169)**	23,719	(4,180)
Refunds due customers	**(1,204)**	6,685	(2,204)
Other liabilities, net	**12,916**	(8,433)	(3,692)
Total adjustments	**94,920**	(9,381)	(26,606)
Net cash provided by operating activities	**160,405**	54,650	31,601
Cash Flows from Investing Activities:			
Utility construction expenditures	**(83,536)**	(105,329)	(98,576)
Investment in propane partnership	—	(30,552)	—
Proceeds from propane business combination	—	36,748	—
Other	**(6,986)**	(909)	(1,643)
Net cash used in investing activities	**(90,522)**	(100,042)	(100,219)
Cash Flows from Financing Activities:			
Increase (Decrease) in bank loans, net	**(67,500)**	20,000	47,500
Proceeds from issuance of long-term debt	**60,000**	60,000	90,000
Retirement of long-term debt	**(32,000)**	(2,000)	(46,000)
Issuance of common stock through dividend reinvestment and employee stock plans	**15,389**	15,452	15,740
Dividends paid	**(48,909)**	(45,487)	(42,168)
Net cash provided by (used in) financing activities	**(73,020)**	47,965	65,072
Net Increase (Decrease) in Cash and Cash Equivalents	**(3,137)**	2,573	(3,546)
Cash and Cash Equivalents at Beginning of Year	**8,747**	6,174	9,720
Cash and Cash Equivalents at End of Year	$ **5,610**	$ 8,747	$ 6,174
Cash Paid During the Year for:			
Interest	$ **39,977**	$ 34,971	$ 32,647
Income taxes	$ **51,430**	$ 85,848	$ 38,983

See notes to consolidated financial statements.

Piedmont Natural Gas Company, Inc. and Subsidiaries

For the years ended October 31, 2001, 2000 and 1999

In thousands except per share amounts	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, October 31, 1998	$ 279,709	$ 178,559	$ —	$ 458,268
Net Income		58,207		58,207
Common Stock Issued	17,440			17,440
Dividends Declared *($1.36 per share)*		(42,168)		(42,168)
Balance, October 31, 1999	297,149	194,598	—	491,747
Net Income		64,031		64,031
Common Stock Issued	17,081			17,081
Dividends Declared *($1.44 per share)*		(45,487)		(45,487)
Balance, October 31, 2000	314,230	213,142	—	527,372
Comprehensive Income:				
Net Income		**65,485**		**65,485**
Other Comprehensive Income:				
Equity investments hedging activities, net of tax of *($856)*			(1,377)	(1377)
Total Comprehensive Income				**64,108**
Common Stock Issued	**17,808**			**17,808**
Dividends Declared *($1.52 per share)*		**(48,909)**		**(48,909)**
Balance, October 31, 2001	**$ 332,038**	**$ 229,718**	**$ (1,377)**	**$ 560,379**

See notes to consolidated financial statements.

Note 1:

Summary of Significant Accounting Policies

A. Operations and Principles of Consolidation.

Piedmont Natural Gas Company, Inc., is an investor-owned public utility primarily engaged in the sale and transportation of natural gas to residential, commercial and industrial customers in the Piedmont region of North Carolina and South Carolina and the metropolitan Nashville, Tennessee, area. Piedmont Energy Partners, Inc., is a wholly owned subsidiary that is a holding company for various other wholly owned non-utility subsidiaries.

The consolidated financial statements include the accounts of wholly owned subsidiaries whose investments in non-utility activities are accounted for under the equity method. Under the equity method, our ownership interest in each entity is recorded in investments in non-utility activities, at equity, in the consolidated balance sheets. Our ownership percentage is applied to each entity's earnings or losses and is recorded in non-utility activities, at equity, in other income in the statements of consolidated income. Revenues and expenses of all other non-utility activities are included in other, net in other income in the statements of consolidated income. Significant inter-company transactions have been eliminated in consolidation where appropriate. We have not eliminated inter-company profit on sales to affiliates in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71).

B. Utility Plant and Depreciation.

Utility plant is stated at original cost, including direct labor and materials, allocable overheads and an allowance for borrowed and equity funds used during construction (AFUDC). AFUDC totaled $6,677,000 for 2001, $3,321,000 for 2000 and $3,461,000 for 1999. The portion of AFUDC attributable to equity funds is in other income in the statements of consolidated income, and the portion attributable to borrowed funds is shown as a reduction of utility interest charges. The costs of property retired are removed from utility plant and such costs, including removal costs net of salvage, are charged to accumulated depreciation.

We compute depreciation expense using the straight-line method. The composite weighted-average depreciation rates were 3.45% for 2001, 3.49% for 2000 and 3.38% for 1999.

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our reviews have not resulted in a material effect on results of operations or financial condition.

C. Inventories.

We maintain inventories on the basis of the average cost charged thereto.

D. Deferred Purchased Gas Adjustment.

Rate schedules include purchased gas adjustment provisions that permit the recovery of gas costs. We periodically revise rates without formal rate proceedings to reflect changes in the cost of gas. Charges to cost of gas are based on the amount recoverable under approved rate schedules. The net of any over- or under-recoveries of gas costs are added to or deducted from cost of gas and included in refunds due customers in the consolidated balance sheets.

E. Income Taxes.

We provide deferred income taxes for differences between the book and tax basis of assets and liabilities, principally attributable to accelerated tax depreciation and the timing of the recording of revenues and cost of gas. We amortize deferred investment tax credits to income over the estimated useful life of the related property.

F. Operating Revenues.

We recognize revenues from meters read on a monthly cycle basis which results in unrecognized revenue from the cycle date through month end. We defer the cost of gas for volumes delivered to customers but not yet billed under the cycle-billing method.

G. Earnings Per Share.

We compute basic earnings per share using the weighted average number of shares of Common Stock outstanding during each period. A reconciliation of basic and diluted earnings per share for the years ended October 31, 2001, 2000 and 1999, is presented below:

In thousands except per share amounts	**2001**	2000	1999
Net Income	**$ 65,485**	$ 64,031	$ 58,207
Average shares of Common Stock outstanding for basic earnings per share	**32,183**	31,600	31,013
Contingently issuable shares under the Long-Term Incentive Plan	**237**	179	229
Average shares of dilutive stock	**32,420**	31,779	31,242
Earnings Per Share:			
Basic	**$ 2.03**	$ 2.03	$ 1.88
Diluted	**$ 2.02**	$ 2.01	$ 1.86

H. Rate-Regulated Basis of Accounting.

FAS 71 provides that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. In applying FAS 71, we have capitalized certain costs and benefits as regulatory assets and liabilities, respectively, pursuant to orders of the state utility regulatory commissions, either in general rate proceedings or expense deferral proceedings, in order to provide for recovery of or refunds to utility customers in future periods.

We monitor the regulatory and competitive environment in which we operate to determine that our regulatory assets continue to be probable of recovery. If we, at some point in the future, determine that all or a portion of these regulatory assets no longer meet the criteria for continued application of FAS 71, we would write off that portion which we could not recover, net of any regulatory liabilities which would be deemed no longer necessary.

The amounts recorded as regulatory assets and liabilities in the consolidated balance sheets at October 31, 2001 and 2000, are summarized as follows:

In thousands	**2001**	2000
Regulatory Assets:		
Unamortized debt expense	**$ 4,130**	$ 3,938
Environmental	**5,767**	6,959
Deferred taxes	**—**	9,990
Demand-side management costs	**5,382**	4,676
Deferred Year 2000 costs	**391**	603
Deferred pension expense	**745**	948
Other	**2,163**	2,519
Total	**$ 18,578**	$ 29,633
Regulatory Liabilities:		
Refunds due customers	**$ 31,685**	$ 32,889
Deferred taxes	**13,037**	—
Deferred incentive plan	**—**	507
Total	**$ 44,722**	$ 33,396

I. Statement of Cash Flows.

For purposes of reporting cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

J. Other Recently Issued Accounting Standards.

Effective November 1, 2000, we adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 140), which clarifies issues regarding securitizations of financial assets and special purpose entities and collateralizations of transferred financial assets. FAS 140 is effective for transfers after March 31, 2001, and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of FAS 140 did not have a material effect on results of operations or financial position.

Effective November 1, 2002, we will adopt SFAS No. 141, "Business Combinations" (FAS 141). With FAS 141, business combinations must be accounted for under the purchase method; the pooling of interests method has been discontinued. FAS 141 also establishes new rules for recognizing intangible assets resulting from a purchase business combination and requires greater disclosure about a business combination. We believe the adoption of FAS 141 will not have a material effect on financial position or results of operations.

Effective November 1, 2002, we will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 provides new guidance for accounting for the acquisition of intangibles (but not those acquired in a business combination) and the manner in which intangibles, including goodwill, should be accounted for subsequent to their initial recognition. We are currently evaluating the effects of FAS 142 but do not believe its adoption will have a material effect on financial position or results of operations.

Effective November 1, 2002, we will adopt SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 establishes standards of accounting for an asset retirement obligation (ARO) arising from the acquisition, construction, development and operation of a long-lived asset. Rate-regulated entities must recognize a regulatory asset or liability for differences in the timing of period costs of AROs due to the ability to recover costs related to retirement of long-lived assets through rates charged to customers. We are currently evaluating the effects of FAS 143 and have formed no opinion as to its effect on financial position or results of operations.

Effective November 1, 2002, we will adopt SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 provides one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. We are currently evaluating the effects of FAS 144 and have formed no opinion as to its effect on financial position or results of operations.

K. Use of Estimates.

We make estimates and assumptions when preparing the consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

L. Reclassifications.

We have reclassified certain financial statement items for 2000 and 1999 to conform with the 2001 presentation.

Note 2:

Regulatory Matters

Our utility operations are subject to regulation by the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA) as to rates, service area, adequacy of service, safety standards, extensions and abandonment of facilities, accounting and depreciation. We are also subject to regulation by the NCUC as to the issuance of securities.

In 1996, the NCUC ordered us to establish an expansion fund to enable the extension of natural gas service into unserved areas of the state and approved initial funding with supplier refunds due customers. The NCUC decides the use of these funds as we file individual project applications for unserved areas. From August 2000 through September 2001, we received $38,527,000 from the expansion fund to extend natural gas service to the counties of Avery, Mitchell and Yancey. As of October 31, 2001, the North Carolina State Treasurer held $5,579,000 in our expansion fund account. This amount along with other supplier refunds, including interest earned to date, is included in restricted cash in the consolidated balance sheets.

Effective January 1, 2001, we purchased the natural gas distribution assets of Atmos Energy Corporation located in the city of Gaffney and portions of Cherokee County, South Carolina. The acquisition was at net book value of $6,600,000 and added 5,400 customers and $1,475,000 of margin to our operations.

We requested special accounting treatment from the NCUC, the PSCSC and the TRA to allow us to defer for recovery in future rates the amounts of accounts receivable that were written off during 2001 in excess of amounts recovered through base rates. These higher write-offs resulted from the high gas prices and abnormally cold weather experienced during the 2000–2001 winter season. The PSCSC and the TRA approved deferral of only the gas cost portion of the excess write-offs, which totaled $1,290,000. The NCUC did not approve our request but stated that we could seek recovery of the gas cost portion of these excess write-offs in our next annual gas cost review proceeding.

Note 3:

Long-Term Debt

Long-term debt at October 31, 2001 and 2000, is summarized as follows:

In thousands	2001	2000
Senior Notes:		
9.19%, due 2001	$ —	$ 30,000
10.06%, due 2004	6,000	8,000
9.44%, due 2006	35,000	35,000
8.51%, due 2017	35,000	35,000
Medium-Term Notes:		
6.23%, due 2003	45,000	45,000
7.35%, due 2009	30,000	30,000
7.80%, due 2010	60,000	60,000
6.55%, due 2011	60,000	—
6.87%, due 2023	45,000	45,000
8.45%, due 2024	40,000	40,000
7.40%, due 2025	55,000	55,000
7.50%, due 2026	40,000	40,000
7.95%, due 2029	60,000	60,000
Total	511,000	483,000
Less current maturities	2,000	32,000
Total	$ 509,000	$ 451,000

Annual sinking fund requirements and maturities through 2006 are $2,000,000 in 2002, $47,000,000 in 2003, $2,000,000 in 2004, zero in 2005 and $35,000,000 in 2006.

On September 26, 2001, we issued $60,000,000 of 6.55% medium-term notes under a shelf registration statement for $250,000,000 of debt and equity securities that was filed with the Securities and Exchange Commission in June 2001. The note is to be redeemed in a single payment at maturity in 2011.

The amount of cash dividends that may be paid on Common Stock is restricted by provisions contained in our articles of incorporation and in note agreements under which long-term debt was issued. At October 31, 2001, all retained earnings were free of such restrictions.

Note 4:

Capital Stock

The changes in Common Stock for the years ended October 31, 1999, 2000 and 2001, are summarized as follows:

In thousands	Shares	Amount
Balance, October 31, 1998	30,738	$ 279,709
Issue to participants in the Employee Stock Purchase Plan (SPP)	26	777
Issue to the Dividend Reinvestment and Stock Purchase Plan (DRIP)	479	14,963
Issue to participants in the Long-Term Incentive Plan (LTIP)	52	1,700
Balance, October 31, 1999	31,295	297,149
Issue to SPP	20	517
Issue to DRIP	548	14,935
Issue to LTIP	51	1,629
Balance, October 31, 2000	31,914	314,230
Issue to SPP	16	476
Issue to DRIP	461	14,913
Issue to LTIP	72	2,419
Balance, October 31, 2001	32,463	$ 332,038

At October 31, 2001, 2,102,000 shares of Common Stock were reserved for issuance as follows:

SPP	165,000
DRIP	1,119,000
LTIP	818,000
Total	2,102,000

Note 5:

Financial Instruments and Related Fair Value

Various banks provide lines of credit totaling $150,000,000 to finance current cash requirements. Additional lines are also available on an as needed, if available, basis. Short-term borrowings under the lines, with maturity dates of less than 90 days, include open-ended loans based on the Federal Reserve funds rate, LIBOR cost-plus loans, transactional borrowings and overnight cost-plus loans based on the lending bank's cost of money, with a maximum rate of the lending bank's commercial prime interest rate. At October 31, 2001, the lines of credit were on a fee basis.

At October 31, 2001, outstanding notes payable consisted of $22,500,000 in LIBOR cost-plus loans and $9,500,000 in overnight cost-plus loans. The weighted average interest rate on such borrowings was 2.74%.

Our principal business activity is the distribution of natural gas to customers located in North Carolina, South Carolina and Tennessee. At October 31, 2001, gas receivables totaled $23,144,000 and other receivables totaled $3,346,000. The uncollected balance of installment receivables that were transferred with recourse to a third party was $17,184,000 and $18,699,000 at October 31, 2001 and 2000, respectively. We have provided an adequate allowance for any receivables which may not be ultimately collected, including the receivables transferred with recourse.

During 1999 and 2000, Piedmont Energy Company, a wholly owned subsidiary which is a member of SouthStar Energy Services LLC (SouthStar), made loans to SouthStar in accordance with a loan agreement between SouthStar and its members. Loans were funded by the members based on ownership percentage and our loans were limited to $22,500,000. Interest was charged on the outstanding principal balance of each loan. In October 2000, SouthStar repaid all outstanding loans plus interest, less $7,500,000 which was retained as a capital contribution. During the years ended October 31, 2000 and 1999, Piedmont Energy received $1,852,000 and $265,000, respectively, in interest income on the loans.

Effective August 2000, the members of SouthStar entered into a capital contributions agreement which requires each member to contribute additional capital for SouthStar to pay invoices for goods or services provided from any entity affiliated as a member whenever funds are not available to pay these invoices. The capital contributions to pay affiliated invoices will be repaid as funds become available, but are subordinate to SouthStar's revolving line of credit with a bank. During 2001, we contributed $13,800,000 under this agreement, of which $6,000,000 was repaid.

The carrying amounts in the consolidated balance sheets of cash and cash equivalents, restricted cash, receivables, notes payable and accounts payable approximate their fair values due to the short-term maturities of these financial instruments. Based on quoted market prices of similar issues having the same remaining maturities, redemption terms and credit ratings, the estimated fair values of long-term debt at October 31, 2001 and 2000, including current portion, were as follows:

	2001		2000	
In thousands	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Long-term debt	**$ 511,000**	**$ 565,161**	$ 483,000	$ 480,092

The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. The fair value amounts are not intended to reflect principal amounts that we will ultimately be required to pay.

Effective November 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities." Adoption did not have a material impact on our financial condition or results of operations.

We purchase natural gas for our regulated operations for resale under tariffs approved by the state commissions having jurisdiction over the service territory where the customer is located. We recover the cost of gas purchased for regulated operations through purchased gas adjustment mechanisms. We structure the pricing and performance of gas supply contracts to maximize flexibility and minimize cost and risk for the customer. Our risk management policies allow us to use financial instruments for trading purposes and to hedge risks.

For the year ended October 31, 2001, we purchased financial call options for natural gas for delivery in December 2001 and January 2002 for our Tennessee gas purchase portfolio. The cost of these options and all gas costs incurred become a component of and are recovered under the guidelines of the Tennessee Incentive Plan. This plan establishes an incentive-sharing mechanism based on differences in the actual cost of gas purchased and benchmark rates. These differences, after applying a monthly 1% positive or negative deadband, together with income from marketing transportation and capacity in the secondary market and income (margin) from secondary market sales of gas, are subject to an overall annual cap of $1,600,000 for shareholder gains or losses. The net gains or losses on gas procurement costs within the deadband (99%–101% of the benchmark) are not subject to sharing under the Incentive Plan. Any net gains or losses on gas procurement costs outside the deadband are combined with capacity management benefits and shared between customers and shareholders. This amount is subject to the overall annual cap and is placed in a regulatory asset to be surcharged or refunded to customers.

Note 6:

Employee Benefit Plans

We have a defined-benefit pension plan for the benefit of substantially all full-time regular employees. Plan benefits are generally based on credited years of service and the level of compensation during the five consecutive years of the last ten years prior to retirement during which the participant received the highest compensation. Our policy is to fund the plan in an amount not in excess of the amount that is deductible for income tax purposes. Plan assets consist primarily of marketable securities and cash equivalents. We amend the plan from time to time in accordance with changes in tax law.

We provide certain postretirement health care and life insurance benefits to substantially all full-time regular employees. The liability associated with such benefits is funded in irrevocable trust funds which can only be used to pay the benefits.

A reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended October 31, 2001 and 2000, and a statement of the funded status as recognized in the consolidated balance sheets at October 31, 2001 and 2000, are presented below:

In thousands	**2001** Pension Benefits	2000 Pension Benefits	**2001** Other Benefits	2000 Other Benefits
Change in benefit obligation:				
Obligation at beginning of year	**$ 122,712**	$ 115,593	**$ 21,868**	$ 23,972
Service cost	**4,890**	5,203	**573**	581
Interest cost	**9,279**	9,040	**1,636**	1,793
Plan amendments	**—**	4,433	**—**	—
Curtailment gain	**—**	(1,938)	**—**	(48)
Actuarial (gain) loss	**18,056**	(449)	**3,235**	(2,741)
Benefit payments	**(6,926)**	(9,170)	**(2,325)**	(1,689)
Obligation at end of year	**$ 148,011**	$ 122,712	**$ 24,987**	$ 21,868
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	**$ 161,034**	$ 161,915	**$ 10,355**	$ 8,574
Actual return (loss) on plan assets	**(18,127)**	8,289	**484**	534
Employer contributions	**—**	—	**2,110**	2,332
Benefit payments	**(6,926)**	(9,170)	**(1,740)**	(1,085)
Fair value of plan assets at end of year	**$ 135,981**	$ 161,034	**$ 11,209**	$ 10,355
Funded status:				
Funded status at end of year	**$ (12,030)**	$ 38,322	**$ (13,777)**	$ (11,513)
Unrecognized transition obligation	**27**	41	**10,550**	11,429
Unrecognized prior-service cost	**6,519**	7,281	**—**	—
Unrecognized (gain) loss	**(225)**	(52,549)	**2,887**	(701)
Accrued benefit liability	**$ (5,709)**	$ (6,905)	**$ (340)**	$ (785)

Net periodic benefit cost for the years ended October 31, 2001, 2000 and 1999, includes the following components:

In thousands	2001	2000	1999	2001	2000	1999
	Pension Benefits			Other Benefits		
Service cost	**$ 4,890**	$ 5,203	$ 5,388	**$ 573**	$ 581	$ 648
Interest cost	**9,278**	9,040	7,309	**1,636**	1,793	1,443
Expected return on plan assets	**(14,359)**	(13,488)	(12,079)	**(839)**	(568)	(497)
Amortization of transition obligation	**14**	15	15	**879**	930	930
Amortization of prior-service cost	**762**	824	543	**—**	—	—
Curtailment expense	**—**	—	—	**—**	660	—
Amortization of net (gain) loss	**(1,781)**	(1,651)	(959)	**—**	42	232
Net periodic benefit cost	**$ (1,196)**	$ (57)	$ 217	**$ 2,249**	$ 3,438	$ 2,756

The curtailment gain included in the 2000 accumulated pension and postretirement health care benefit obligation and the curtailment expense included in net periodic health care benefit cost were a result of the contribution of substantially all of Piedmont Propane Company's assets in exchange for a partnership interest in Heritage Propane Partners, L.P., as discussed in Note 8.

We amortize unrecognized prior-service cost over the average remaining service period for active employees. We amortize the unrecognized net transition obligation over the average remaining service period for active employees expected to receive benefits under the plan as of the date of transition. We amortize gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets over the average remaining service period of active employees. The method of amortization in all cases is straight-line.

The weighted average assumptions used in the measurement of the benefit obligation at October 31, 2001, 2000 and 1999, are presented below:

	2001	2000	1999	2001	2000	1999
	Pension Benefits			Other Benefits		
Discount rate	**6.75%**	7.50%	7.50%	**7.00%**	7.75%	7.75%
Expected long-term rate of return on plan assets	**9.50%**	9.50%	9.50%	**9.25%**	9.50%	9.50%
Rate of compensation increase	**4.75%**	5.50%	5.50%	**4.50%**	4.50%	4.50%

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the medical plans for participants aged less than 65 are 13% for 2001 and 11.5% for 2002, declining gradually to 4.25% in 2011 and remaining at that level thereafter. For those participants aged greater than 65, the assumed health care cost trend rates are 16% for 2001 and 14.5% for 2002, declining gradually to 4.25% in 2014 and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

In thousands	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost for the year ended October 31, 2001	$ 79	$ (70)
Effect on the health care component of the accumulated postretirement benefit obligation at October 31, 2001	$ 1,275	$ (1,130)

We maintain salary investment plans which are profit-sharing plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Tax Code), which include qualified cash or deferred arrangements under Tax Code Section 401(k). Employees who have completed six months of service are eligible to participate. Participants are permitted to defer a portion of their base salary to the plans and we match a portion of the participants' contributions. All contributions vest immediately. For the years ended October 31, 2001, 2000 and 1999, we contributed $2,189,000, $2,273,000 and $2,298,000, respectively, in matching contributions to the plans.

Note 7:

Income Taxes

The components of income tax expense for the years ended October 31, 2001, 2000 and 1999, are as follows:

	2001		2000		1999	
In thousands	**Federal**	**State**	Federal	State	Federal	State
Income taxes charged to operations:						
Current	**$ 23,959**	**$ 4,558**	$ 21,675	$ 4,615	$ 28,005	$ 5,972
Deferred	**4,933**	**1,683**	6,784	1,459	4,071	875
Amortization of investment tax credits	**(558)**	**—**	(558)	—	(558)	—
Total	**28,334**	**6,241**	27,901	6,074	31,518	6,847
Income taxes charged to other income:						
Current	**4,685**	**1,036**	829	183	(591)	(129)
Deferred	**1,299**	**280**	5,242	1,127	—	—
Total	**5,984**	**1,316**	6,071	1,310	(591)	(129)
Total income tax expense	**$ 34,318**	**$ 7,557**	$ 33,972	$ 7,384	$ 30,927	$ 6,718

A reconciliation of income tax expense at the federal statutory rate to recorded income tax expense for the years ended October 31, 2001, 2000 and 1999, is as follows:

In thousands	**2001**	2000	1999
Federal taxes at 35%	**$ 37,576**	$ 36,892	$ 33,566
State income taxes, net of federal benefit	**4,912**	4,800	4,367
Amortization of investment tax credits	**(558)**	(558)	(558)
Other, net	**(55)**	222	270
Total income tax expense	**$ 41,875**	$ 41,356	$ 37,645

At October 31, 2001 and 2000, deferred income taxes consist of the following temporary differences:

In thousands	**2001**	2000
Excess of utility tax over book depreciation and tax and book asset basis differences	**$ 139,481**	$ 133,338
Revenues and cost of gas	**9,839**	14,526
Other, net	**(3,765)**	5,884
Net deferred income taxes	**$ 145,555**	$ 153,748

Total deferred income tax liabilities were $154,950,000 and $159,975,000 and total deferred income tax assets were $9,395,000 and $6,227,000 at October 31, 2001 and 2000, respectively.

Note 8:

Business Segments and Non-Utility Activities

Business Segments

We have two reportable business segments, domestic natural gas distribution and retail energy marketing services. Operations of our domestic natural gas distribution segment are conducted by the parent company and by limited liability companies of which two wholly owned subsidiaries of our wholly owned subsidiary, Piedmont Energy Partners, are members. Operations of our retail energy marketing services segment are conducted by a limited liability company of which a wholly owned subsidiary of Piedmont Energy Partners is a member. Our activities included in Other in the segment tables consist primarily of propane operations conducted by a master limited partnership of which a wholly owned subsidiary of Piedmont Energy Partners has an equity interest. All of our activities other than the utility operations of the parent are included in other income in the statements of consolidated income.

Our domestic natural gas distribution business is operated and managed in three strategic business units and is organized based on products and services and regulatory environments. This business is conducted through the following three companies:

- Piedmont Natural Gas Company, the parent company, is primarily engaged in the distribution of natural gas to residential, commercial and industrial customers in the Piedmont region of North Carolina and South Carolina and the metropolitan Nashville, Tennessee, area.
- Piedmont Intrastate Pipeline Company, a wholly owned subsidiary of Piedmont Energy Partners, is a 16.45% member of Cardinal Pipeline Company, L.L.C., a North Carolina limited liability company. Cardinal owns and operates an intrastate natural gas pipeline in North Carolina. Prior to November 1, 1999, our investment in Cardinal was treated as utility assets for ratemaking purposes and we included our share of the assets and operations of Cardinal in utility operations. Effective November 1, 1999, with the completion of an extension of the pipeline, the NCUC began regulating Cardinal and we began accounting for our share of its operations in non-utility activities.
- Piedmont Interstate Pipeline Company, a wholly owned subsidiary of Piedmont Energy Partners, is a 35% member of Pine Needle LNG Company, L.L.C., a North Carolina limited liability company. Pine Needle owns a liquefied natural gas (LNG) peak-demand facility in North Carolina.

Our retail energy marketing services segment is conducted through Piedmont Energy Company, a wholly owned subsidiary of Piedmont Energy Partners. Piedmont Energy has a 30% equity interest in SouthStar Energy Services LLC (SouthStar), a Delaware limited liability company. SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the southeastern United States.

The accounting policies of our reportable segments are described in the summary of significant accounting policies in Note 1. We evaluate performance based on margin, operations and maintenance expenses, operating income and income before taxes. All of our operations are within the United States. No single customer's revenues exceed 10% of our consolidated revenues.

Included in Other in the segment tables are the activities of Piedmont Propane Company, a wholly owned subsidiary of Piedmont Energy Partners. Piedmont Propane owns 20.69% of the membership interest in US Propane, L.P. US Propane was formed in 2000 to combine our propane operations with the propane operations of three other companies. In August 2000, US Propane combined with Heritage Holdings, Inc., the general partner of Heritage Propane Partners, L.P., by contributing all of its assets to Heritage Holdings for $181,395,000 in cash, assumed debt and common and limited partnership units and purchasing all of the outstanding stock of Heritage Holdings for $120,000,000. This combination, including a gain on the transfer of the propane assets, transaction costs and certain employee benefit plans' gains and charges, resulted in $5,063,000 of net income, or earnings per share of $.16, in 2000. US Propane owns all of the general partnership interest and approximately 31% of the limited partnership interest in Heritage Propane Partners.

Continuing operations by segment for the years ended October 31, 2001, 2000 and 1999, are presented below:

In thousands	Domestic Natural Gas Distribution	Retail Energy Marketing	Other	Total
2001				
Revenues from external customers	**$1,107,856**	**$ —**	**$ —**	**$1,107,856**
Margin	**337,978**	**—**	**(264)**	**337,714**
Operations and maintenance expenses	**133,422**	**37**	**277**	**133,736**
Depreciation and amortization	**52,060**	**—**	**5**	**52,065**
Operating income	**93,944**	**(29)**	**(493)**	**93,422**
Interest expense	**39,414**	**465**	**—**	**39,879**
Other income	**8,611**	**9,021**	**1,552**	**19,184**
Income before income taxes	**97,750**	**8,526**	**1,084**	**107,360**
Total assets	**1,384,952**	**24,717**	**27,050**	**1,436,719**
Capital expenditures	**90,573**	**—**	**—**	**90,573**
2000				
Revenues from external customers	$ 830,377	$ —	$ 29,967	$ 860,344
Margin	318,331	(9)	11,926	330,248
Operations and maintenance expenses	127,004	6	8,998	136,008
Depreciation and amortization	48,894	—	1,744	50,638
Operating income	90,971	(34)	651	91,588
Interest expense	40,272	358	340	40,970
Other income	9,863	1,200	8,859	19,922
Income before income taxes	93,258	2,732	9,397	105,387
Total assets	1,437,950	9,055	34,959	1,481,964
Capital expenditures	108,804	—	755	109,559
1999				
Revenues from external customers	$ 686,470	$ 1	$ 28,249	$ 714,720
Margin	320,508	29	13,867	334,404
Operations and maintenance expenses	116,825	4	9,054	125,883
Depreciation and amortization	44,131	—	2,133	46,264
Operating income	91,706	18	2,028	93,752
Interest expense	32,371	36	407	32,814
Other income	4,915	(8,951)	109	(3,927)
Income before income taxes	102,657	(8,680)	1,875	95,852
Total assets	1,304,453	21,629	38,368	1,364,450
Capital expenditures	102,235	—	1,429	103,664

A reconciliation to the consolidated financial statements for the years ended October 31, 2001, 2000 and 1999, is presented below:

In thousands	**2001**	2000	1999
Consolidated Revenues *(1)*:			
Revenues for reportable segments	**$1,107,856**	$ 830,377	$ 686,471
Net Income:			
Income before income taxes for reportable segments	**$ 106,276**	$ 95,990	$ 93,977
Income before income taxes for other non-utility activities	**1,084**	9,397	1,875
Income taxes	**41,875**	41,356	37,645
Net income	**$ 65,485**	$ 64,031	$ 58,207
Consolidated Assets:			
Total assets for reportable segments	**$1,409,669**	$1,447,005	$1,326,082
Other assets	**27,050**	34,959	38,368
Eliminations/Adjustments	**(43,061)**	(36,961)	(75,793)
Consolidated assets	**$1,393,658**	$1,445,003	$1,288,657

(1) Operating revenues shown in the consolidated financial statements represent revenues from utility operations only.

Risks of Equity Investments

Piedmont Intrastate — Cardinal is regulated by the NCUC. Cardinal has long-term service agreements with local distribution companies for 100% of the 270 million cubic feet per day of firm transportation capacity on the pipeline. Cardinal is dependent on the interstate pipeline company serving North Carolina to deliver gas into its system for service to these companies. Cardinal's long-term debt is secured by an interest in Cardinal's contracts and by pledges of the equity membership interests.

Piedmont Interstate — Pine Needle is regulated by the Federal Energy Regulatory Commission. Storage capacity of the facility is four billion cubic feet with vaporization capability of 400 million cubic feet per day and is fully subscribed under long-term service agreements with customers. We subscribe to slightly more than one-half of this capacity to provide gas for peak-use periods when demand is the highest. Pine Needle enters into interest-rate swap agreements to modify the interest characteristics of its long-term debt. The members of Pine Needle have pledged their membership interests as a guarantee of Pine Needle's long-term debt. Pine Needle has also pledged to the lender all its rights in long-term contracts to buy natural gas.

Piedmont Propane — Heritage Propane Partners is a marketer of propane through a nationwide retail distribution network in 29 states. Heritage competes with electricity, natural gas and fuel oil, as well as with other companies in the retail propane distribution business. The propane business, like natural gas, is seasonal, with weather conditions significantly affecting the demand for propane. Heritage purchases propane at numerous supply points for delivery to Heritage primarily via railroad tank cars and common carrier transport. Heritage's profitability is sensitive to changes in the wholesale price of propane. Heritage utilizes hedging transactions to provide price protection against significant fluctuations in prices.

Piedmont Energy — SouthStar was formed and began marketing energy services in Georgia in 1998 when that state became the first in the Southeast to fully open to retail competition. After three years of deregulation, a study committee has been appointed to reevaluate the deregulation of the Georgia natural gas market. Some of the proposals could have a substantial impact on the business and earnings of SouthStar. We do not have sufficient information to permit us to predict the outcome of this study or any legislation or regulation that may result from the study. SouthStar manages commodity price risks through hedging activities using derivative financial instruments, physical commodity contracts and option-based weather derivative contracts.

Related Party Transactions

The utility has related party transactions with three of its subsidiaries and their investees that result in either gas sales or gas costs.

The utility records as gas costs the fixed storage cost charged by Pine Needle. These accrued gas costs were $11,266,000, $10,581,000 and $5,080,000 in 2001, 2000 and 1999, respectively. We owed Pine Needle $920,000 and $957,000 at October 31, 2001 and 2000, respectively.

The utility records as gas costs demand charges to Cardinal as determined by the NCUC. These accrued gas costs were $1,475,000 in 2001 and 2000. We owed Cardinal $123,000 at October 31, 2001 and 2000.

The utility sells gas to SouthStar at prevailing market rates. Operating revenues from these sales totaled $12,192,000, $8,680,000 and $23,016,000 in 2001, 2000 and 1999, respectively. SouthStar owed us $1,015,000, $36,900 and $2,488,000 at October 31, 2001, 2000 and 1999, respectively.

Note 9:

Environmental Matters

We have owned, leased or operated manufactured gas plant (MGP) facilities at 12 sites in our three-state service area. In 1997, we entered into a settlement with a third party with respect to nine of these sites. At October 31, 2001, we had an undiscounted environmental liability of $1,360,000 for the remaining three MGP sites not covered by the settlement. This liability is estimated based on the minimum of the range of a generic MGP site study as we have not performed site-specific evaluations and is not net of any related recoveries.

Our three state regulatory commissions authorized us to utilize deferral accounting, or to create a regulatory asset, for expenditures made in connection with environmental matters. At October 31, 2001, we had a regulatory asset in the amount of $5,767,000, net of recoveries from customers, in connection with the settlement noted above and the estimated liability for the remaining sites and for other environmental costs, primarily legal fees and engineering assessments. The North Carolina portion of this asset is being amortized as recovered from customers over the three-year period beginning November 1, 2000.

Further evaluations of the three remaining sites could affect recorded amounts; however, we believe that the ultimate resolution of these matters will not have a material adverse effect on financial position or results of operations.

Piedmont Natural Gas Company, Inc. and Subsidiaries

For the years ended October 31, 1992 through 2001

	2001	2000	1999
Operating Revenues *(in thousands):*			
Sales and Transportation:			
Residential	$ 525,650	$ 343,476	$ 295,108
Commercial	299,672	207,087	168,731
Industrial	129,732	202,120	143,129
For Resale	371	249	254
Total	955,425	752,932	607,222
Secondary Market Sales	145,712	73,505	75,734
Miscellaneous	6,719	3,940	3,514
Total	$ 1,107,856	$ 830,377	$ 686,470
Gas Volumes — Dekatherms *(in thousands):*			
System Throughput:			
Residential	47,869	40,520	38,111
Commercial	31,002	29,315	26,668
Industrial	54,285	61,144	64,171
For Power Generation	1,169	4,081	6,991
For Resale	29	20	29
Total	134,354	135,080	135,970
Secondary Market Sales	29,545	21,072	34,792
Number of Retail Customers Billed *(12 month average):*			
Residential	601,682	577,314	549,610
Commercial	71,069	68,879	66,409
Industrial	2,770	2,702	2,764
Total	675,521	648,895	618,783
Average Per Residential Customer:			
Gas Used — Dekatherms	79.56	70.19	69.34
Revenue	$ 873.63	$ 594.95	$ 536.94
Revenue Per Dekatherm	$ 10.98	$ 8.48	$ 7.74
Cost of Gas Per Dekatherm of Gas Sold	$ 6.94	$ 4.17	$ 3.05
Degree Days — System Average:			
Actual	3,821	3,097	3,124
Normal	3,541	3,563	3,597
Net Income *(in thousands)*	$ 65,485	$ 64,031	$ 58,207
Earnings Per Share — Basic	$ 2.03	$ 2.03	$ 1.88
Dividends Per Share	$ 1.52	$ 1.44	$ 1.36
Number of Employees	1,657	1,603	1,615

1998	1997	1996	1995	1994	1993	1992
$ 323,777	$ 319,722	$ 292,010	$ 229,546	$ 240,314	$ 221,632	$ 184,442
189,341	195,862	180,415	135,933	165,805	154,894	126,417
162,336	191,565	184,118	133,205	165,989	173,943	146,964
87	266	2,748	3,323	815	1	—
675,541	707,415	659,291	502,007	572,923	550,470	457,823
86,333	64,411	22,152	—	—	—	—
3,403	3,691	3,612	3,216	2,431	2,290	2,079
$ 765,277	$ 775,517	$ 685,055	$ 505,223	$ 575,354	$ 552,760	$ 459,902
41,142	38,339	43,357	33,513	36,093	34,277	30,450
28,528	28,476	31,040	22,867	28,931	28,179	25,876
64,165	65,000	62,434	65,904	60,914	57,389	58,722
9,141	3,236	1,620	1,831	52	116	18
17	27	581	1,478	140	192	—
142,993	135,078	139,032	125,593	126,130	120,153	115,066
33,953	24,547	9,724	—	—	—	—
522,874	495,739	468,803	446,118	420,861	396,394	375,681
63,878	62,258	59,905	57,803	56,147	54,451	52,603
2,778	2,697	2,687	2,711	2,010	1,822	1,783
589,530	560,694	531,395	506,632	479,018	452,667	430,067
78.69	77.34	92.48	75.12	85.76	86.47	81.05
$ 619.23	$ 644.94	$ 622.88	$ 514.54	$ 571.00	$ 559.12	$ 490.95
$ 7.87	$ 8.34	$ 6.73	$ 6.85	$ 6.66	$ 6.47	$ 6.06
$ 3.45	$ 3.81	$ 3.17	$ 2.76	$ 3.29	$ 3.11	$ 2.64
3,339	3,471	3,993	3,144	3,567	3,659	3,369
3,612	3,611	3,606	3,617	3,630	3,637	3,648
$ 60,313	$ 54,074	$ 48,562	$ 40,310	$ 35,506	$ 37,534	$ 35,310
$ 1.98	$ 1.81	$ 1.67	$ 1.45	$ 1.35	$ 1.45	$ 1.39
$ 1.28	$ 1.205	$ 1.145	$ 1.085	$ 1.025	$ .965	$ .91
1,636	1,694	1,770	1,769	1,768	1,749	1,725

Selected Financial Data *(In thousands except per share amounts)*

Years ended October 31	**2001**	2000*	1999	1998	1997
Margin	**$ 337,978**	$ 318,331	$ 320,508	$ 322,855	$ 314,852
Operating Revenues	**$ 1,107,856**	$ 830,377	$ 686,470	$ 765,277	$ 775,517
Net Income	**$ 65,485**	$ 64,031	$ 58,207	$ 60,313	$ 54,074
Earnings Per Share of Common Stock:					
Basic	**$ 2.03**	$ 2.03	$ 1.88	$ 1.98	$ 1.81
Diluted	**$ 2.02**	$ 2.01	$ 1.86	$ 1.96	$ 1.79
Cash Dividends Per Share of Common Stock	**$ 1.52**	$ 1.44	$ 1.36	$ 1.28	$ 1.205
Average Shares of Common Stock:					
Basic	**32,183**	31,600	31,013	30,472	29,883
Diluted	**32,420**	31,779	31,242	30,717	30,229
Total Assets	**$ 1,393,658**	$ 1,445,003	$ 1,288,657	$ 1,162,844	$ 1,098,156
Long-Term Debt *(less current maturities)*	**$ 509,000**	$ 451,000	$ 423,000	$ 371,000	$ 381,000
Rate of Return on Average Common Equity	**12.04%**	12.57%	12.25%	13.74%	13.42%
Long-Term Debt to Total Capitalization Ratio	**47.60%**	46.10%	46.24%	44.74%	47.58%

**The results for 2000 were impacted by the contribution of substantially all of Piedmont Propane Company's assets in exchange for a partnership interest in Heritage Propane Partners, L.P. This transaction resulted in $5.1 million in net income, or earnings per share of $.16.*

Quarterly Financial Data *(Unaudited) (In thousands except per share amounts)*

2001	Operating Revenues	Margin	Operating Income	Net Income	Earnings Per Share of Common Stock Basic	Earnings Per Share of Common Stock Diluted
January 31	**$ 467,573**	**$ 128,602**	**$ 49,645**	**$ 50,302**	**$ 1.57**	**$ 1.56**
April 30	**$ 408,012**	**$ 119,630**	**$ 45,181**	**$ 39,869**	**$ 1.24**	**$ 1.23**
July 31 *(a)*	**$ 121,779**	**$ 43,637**	**$ (916)**	**$ (16,805)**	**$ (.52)**	**$ (.52)**
October 31	**$ 110,492**	**$ 46,109**	**$ 59**	**$ (7,881)**	**$ (.24)**	**$ (.24)**
2000						
January 31	$ 268,648	$ 117,073	$ 45,760	$ 44,094	$ 1.41	$ 1.40
April 30	$ 282,955	$ 115,163	$ 43,582	$ 37,436	$ 1.19	$ 1.18
July 31	$ 131,211	$ 43,471	$ 1,074	$ (10,246)	$ (.32)	$ (.32)
October 31 *(b)*	$ 147,563	$ 42,624	$ (716)	$ (7,253)	$ (.23)	$ (.23)

The pattern of quarterly earnings is the result of the highly seasonal nature of the business as variations in weather conditions generally result in greater earnings during the winter months. Basic earnings per share are calculated using the weighted average number of shares outstanding during the quarter. The annual amount may differ from the total of the quarterly amounts due to changes in the number of shares outstanding during the year.

(a) The results for 2001 were impacted by a change in estimate for lost and unaccounted for gas in unbilled revenues by SouthStar Energy Services LLC, of which we own a 30% interest and account for under the equity accounting method. Our portion of the adjustment was ($5) million, net of tax, or ($.15) per share.
(b) The results for 2000 were impacted by the contribution of substantially all of Piedmont Propane Company's assets in exchange for a partnership interest in Heritage Propane Partners, L.P. This transaction resulted in $5.1 million in net income, or earnings per share of $.16.

Common Stock Information

At October 31, 2001, a total of 32,463,033 shares of Common Stock was owned by 16,642 shareholders of record. The following table reflects the range of sales prices for shares of Common Stock traded on the New York Stock Exchange (symbol PNY) for the years ended October 31, 2001 and 2000, and the quarterly cash dividends per share.

	2001			2000		
	High	**Low**	**Dividends Per Share**	High	Low	Dividends Per Share
January 31	**39.4375**	**29.1875**	**36.5¢**	33.1875	28.2500	34.5¢
April 30	**36.5500**	**31.7500**	**38.5¢**	29.6875	23.7500	36.5¢
July 31	**36.0000**	**32.1500**	**38.5¢**	31.3125	26.5625	36.5¢
October 31	**35.1000**	**29.1900**	**38.5¢**	31.1875	26.5000	36.5¢

A five-year comparison of Common Stock data follows:

	2001	2000	1999	1998	1997
Shares Outstanding *(at year end) (in thousands)*	**32,463**	31,914	31,295	30,738	30,193
Average Shares Outstanding *(in thousands)*	**32,183**	31,600	31,013	30,472	29,883
Number of Shareholders of Record *(at year end)*	**16,642**	17,384	18,667	19,147	19,099

Board of Directors

Jerry W. Amos
Attorney at Law
Nelson, Mullins, Riley & Scarborough, L.L.P.
Charlotte, North Carolina
and General Counsel to the Company

C. M. Butler III
Attorney and Consultant in Financial and Regulatory Affairs
Houston, Texas

D. Hayes Clement
Former Partner
Arthur Andersen LLP
Greensboro, North Carolina

John W. Harris
President
Lincoln Harris LLC
Charlotte, North Carolina

Muriel W. Helms
Partner
Greater Carolinas Real Estate Services, Inc.
Charlotte, North Carolina

John H. Maxheim
Chairman of the Board and Retired Chief Executive Officer of the Company
Charlotte, North Carolina

Ned R. McWherter
Former Governor of the State of Tennessee
Dresden, Tennessee

Walter S. Montgomery, Jr.
Chairman and Chief Executive Officer
Spartan International
Spartanburg, South Carolina

Donald S. Russell
Attorney at Law
Columbia, South Carolina

Ware F. Schiefer
President and Chief Executive Officer of the Company
Charlotte, North Carolina

John E. Simkins
Business Consultant/Analyst
Cockeysville, Maryland

Officers

Ware F. Schiefer
President and Chief Executive Officer

David J. Dzuricky
Senior Vice President and Chief Financial Officer

Ray B. Killough
Senior Vice President - Operations

Thomas E. Skains
Senior Vice President - Marketing and Supply Services

John L. Clark, Jr.
Vice President - Tennessee Operations

Ted C. Coble
Vice President and Treasurer and Assistant Secretary

Stephen D. Conner
Vice President - Corporate Communications

Nick Emanuel
Vice President - Engineering

Charles W. Fleenor
Vice President - Gas Services

Paul C. Gibson
Vice President - Rates

Barry L. Guy
Vice President and Controller

Donald F. Harrow
Vice President - Governmental Relations

Dale C. Hewitt
Vice President - North Carolina Operations

Richard A. Linville
Vice President - Human Resources

June B. Moore
Vice President - Information Services

Kevin M. O'Hara
Vice President - Corporate Planning

Martin C. Ruegsegger
Vice President, Corporate Counsel and Secretary

David L. Trusty
Vice President - Marketing

Ranelle Q. Warfield
Vice President - Sales

William D. Workman III
Vice President - South Carolina Operations

Ronald J. Turner
Assistant Treasurer

District Managers

North Carolina Districts

Vera Z. Baecker
Greensboro

Thomas L. Ellis
Spruce Pine

Jeffrey K. Hedrick
Lincolnton

James B. Honeycutt, Jr.
Burlington

J. Michael Huffman
Winston-Salem

Martin W. Huffman
Morganton

H. Eugene Johnson
Asheboro

Walter A. Sebastian, Jr.
High Point

J. Robert Sills
Hickory

David B. Smith
Charlotte

W. Douglas Spicer
Lenoir

John D. Stegall, Jr.
Salisbury

South Carolina Districts

Paul M. Forrester
Spartanburg

James O. Harris, Jr.
Anderson

Kenneth P. Padgett
Greenville

Annual Meeting

The 2002 Annual Meeting of Shareholders will be held at the corporate office of the Company, 1915 Rexford Road, Charlotte, North Carolina, at 9:30 a.m. on Friday, February 22, 2002. The formal notice of the meeting, proxy statement and form of proxy are being mailed to holders of record of Common Stock along with this report.

This Annual Report and the financial statements contained herein are presented solely for the general information of security holders and others and are not intended for use in connection with any purchase or sale of securities.

Written Requests for Common Stock Transfers and Other Shareholder Inquiries Regarding:

- Direct deposit of dividend payments
- Replacement of dividend checks
- Lost or stolen stock certificates
- Change of address
- IRS Form 1099s
- Automatic bank draft for stock purchases
- Consolidation of accounts
- Dividend Reinvestment and Stock Purchase Plan

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449
www.amstock.com

Common Stock Listing

The Common Stock of the Company is listed and traded on the New York Stock Exchange under the symbol "PNY". The abbreviations "PiedmontNG" or "PiedNG" appear in various stock listings.

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan provides investors and shareholders with a convenient method for reinvesting dividends and purchasing shares of Common Stock directly from the Company without paying any service charges or brokerage commissions.

Plan Features:

- Initial investment of $250, up to $120,000 per calendar year
- Voluntary cash purchases of from $25 per payment to $120,000 per calendar year
- 5% discount on shares purchased with reinvested dividends
- Deposit share certificates for safekeeping
- Automatic monthly investing available

Call 800-937-5449 for information about the Plan including a prospectus and enrollment forms.

Financial Inquiries

Anyone seeking information about the Company should contact:

Ted C. Coble
Vice President and Treasurer
704-364-3483 ext. 6309, or

Headen B. Thomas
Director - Investor Relations
704-364-3483 ext. 6438
headen.thomas@piedmontng.com

Publications Available

To view a copy of press releases or the most recent quarter's financial results, please visit the Company's web site at **www.piedmontng.com**, or contact Headen B. Thomas, Director - Investor Relations, at the corporate office.

Upon request, the Company will provide the following:

- Annual Report
- Form 10-K
- Form 10-Q
- Periodic news releases

Independent Auditors

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, North Carolina 28202

General Counsel

Jerry W. Amos, Esquire
Nelson, Mullins, Riley & Scarborough, L.L.P.
Suite 3350
100 North Tryon Street
Charlotte, North Carolina 28202-4000

Addresses

Piedmont Natural Gas Company, Inc.
1915 Rexford Road
Post Office Box 33068
Charlotte, North Carolina 28233
704-364-3120
www.piedmontng.com

Nashville Gas Company
665 Mainstream Drive
Nashville, Tennessee 37228
615-734-0734
www.nashvillegas.com

Piedmont Natural Gas is an Equal Employment Opportunity employer.


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PIEDMONT NATURAL GAS · 50 YEARS OF SERVICE

50th

ANNIVERSARY

1951-2001